UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 6-K
___________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 12, 2022

Commission File Number: 001-40286

Arrival
(Exact Name of Registrant as Specified in Its Charter)
Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 12, 2022, Arrival (the “Company”) recast its financial statements for the three years ended December 31, 2021 from Euro to U.S. dollar ("USD") and also recast its operating and financial review and prospects, which are each attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

We are filing this report on Form 6-K to recast our financial information and certain related disclosures for the three years ended December 31, 2021, which were included in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the "SEC") on April 27, 2022 (as amended, the "2021 Form 20-F"), in order to reflect that we changed our reporting currency from Euro to U.S. dollar ("USD"). We previously announced on May 10, 2022 that effective the first quarter of 2022, we were changing our reporting currency from Euro to USD.

This report does not, and does not purport to, recast the information in any other part of the 2021 Form 20-F not updated herein or update any other information in the 2021 Form 20-F to reflect any events that have occurred after its filing. References in this report to our consolidated financial statements and/or operating and financial review and prospects shall be deemed to refer to our recast consolidated financial statements and related notes and our updated operating and financial review and prospects that are also included in this form 6-K. The exhibits filed herewith as Exhibit 99.1 and 99.2 speak as of the filing date of 2021 Form 20-F and do not purport to reflect events occurring after the original filing date of 2021 Form 20-F.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in each of the Registration Statement on Form F-3 (File no. 333-254885), the Registration Statement on Form F-3 (File no. 333-266472), the Registration Statement on Form S-8 (File no. 333-257101) and the Registration Statement on Form S-8 (File no. 333-259673) of Arrival and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
23.1	Consent of KPMG
99.1	Financial results for the three years ended December 31, 2021 retrospectively recast as a result of the Issuer’s change in reporting currency from “Euros” to “U.S. dollars”.
99.2	Operating and Financial Review and Prospects
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	INLINE XBRL Taxonomy Extension Schema Document.
101.DEF	INLINE XBRL Taxonomy Extension Calculation Linkbase Document.
101.CAL	INLINE XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	INLINE XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	INLINE XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

August 12, 2022	ARRIVAL

	By:	/s/ John Wozniak
	Name:	John Wozniak
	Title:	Chief Financial Officer

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-257101 and No. 333-259673) on Form S-8 and in the registration statements (No. 333-254885 and 33-266472) on Form F-3 of our report dated April 27, 2022, except for the change in presentation currency described in Note 2, and the retrospective application to all periods presented, as to which the date is August 12, 2022 with respect to the consolidated financial statements of Arrival.

KPMG LLP
London, United Kingdom
August 12, 2022

Exhibit 99.1

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provides information which Arrival’s management believes is relevant to an assessment and understanding of Arrival’s results of operations and financial condition. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to Arrival’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in “Item 3.D. Risk Factors” of our previously filed annual report, Arrival’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. This discussion should be read in conjunction with Arrival’s audited historical consolidated financial statements and other financial information included elsewhere in this annual report.

Overview

Arrival was founded with a mission to transform the design, assembly and distribution of commercial EVs and accelerate the mass adoption of EVs globally. Founded in 2015, and now with over 2,600 employees, Arrival develops technologies and products that create a new approach to the design and assembly of EVs. Arrival believes its in-house developed components, materials, software and robotic technologies, when combined with its low cost and scalable microfactories, will enable it to produce EVs that are tailored to the needs of local markets with an attractive TCO to its customers.

The initial focus for Arrival is the production of commercial EV vans, buses and cars. Arrival believes this segment of the automotive market is currently underserved by other EV manufacturers and is a global market with significant scale opportunities. Arrival also believes the commercial vehicle segment will move quickly to EVs, and that this migration will be supported worldwide by local, state, and national government policies that either encourage EV usage via subsidies or enact usage taxes on fleet operators who continue to operate internal combustion engine vehicles. Arrival also believes that commercial fleet operators will be attracted to Arrival’s vehicles in particular, because of their attractive TCO. Commercial fleet operators have well understood range requirements, and the vehicles typically return to a central depot every evening where they can be charged overnight. For these reasons, Arrival expects the commercial vehicle fleets to migrate to EVs even more quickly than automotive retail segments.

The Arrival Van is designed for commercial use by large fleet owners particularly in the transportation, e-commerce and logistics industries with an estimated total addressable market of approximately $280 billion. The expected start of production for the Arrival Van is the third quarter of 2022. In 2020, Arrival finalized an investment and signed a vehicle sales agreement with UPS, which included an initial order of 10,000 electric vans EVs with an option to purchase an additional 10,000 electric vans, subject to modifications or cancellation at any time. This agreement has a total aggregate order value of up to $1.2 billion (€1.0 billion) in revenue (including the option) and may be canceled or modified by UPS at any time. In July 2021, Arrival and LeasePlan, one of the world’s leading “car-as-a-service” companies, entered into an agreement pursuant to which LeasePlan will be the preferred operational leasing partner for Arrival Vans. Additionally, Arrival and LeasePlan entered into a vehicle sales agreement in September 2021, pursuant to which Arrival agreed to provide LeasePlan with priority to purchase an initial amount of 3,000 vans and LeasePlan agreed on a best efforts basis to purchase such vans. In July 2021, Arrival partnered with ATN to produce Arrival Buses in connection with a $2.0 million grant ATN received from the FTA.

The Arrival Bus is designed for use by public and private transit operators, with an estimated total addressable market of approximately $154 billion. Arrival has entered into non-binding orders, letters of intent and memorandums of understanding with potential customers to purchase Arrival Buses, which are expected to start production in the second half of 2022.

On November 4, 2019, Arrival and HKMC entered into an agreement to jointly develop vehicles using Arrival’s technologies. This partnership will leverage the use of Arrival’s microfactories and software innovation. Arrival benefits from HKMC’s global footprint and economies of scale with the aim to reduce the cost of components. The joint development agreement will expire on November 3, 2024. This development agreement prevents Arrival from developing EVs with other traditional OEMs until November 3, 2022.

Updated Microfactory and Other Cost Estimates

Production of saleable Arrival Buses is expected to start in the UK in the second half of 2022 to meet local demand with Rock Hill production starting at a later date. Arrival’s Bicester, U.K. microfactory is expected to start production of Arrival Vans in the third quarter of 2022. Charlotte, North Carolina, USA is expected to start production of Arrival Vans in the fourth quarter of 2022.

As of December 31, 2021, total capital expenditure at Arrival’s microfactories consists of capital expenditure for both production and non-production, including site readiness and logistics:

•Bicester, is Arrival’s lab microfactory where it has prioritized being on time for the start of production of the Arrival Van. As a result, Arrival expects total capital expenditure at Bicester, to be approximately $75 million, through 2022.
•From the learnings gained at Bicester, Arrival expects total capital expenditure at Charlotte, to be lower than at Bicester, with continued reductions in capital expenditure per microfactory as it scales beyond the initial microfactories.

Other Company Costs

•In order to reduce risks relating to the start of production and enable Arrival to scale, it is incurring additional costs, including: (i) a decision to assemble battery modules and bring logistics in-house, which is adding capital expenditure and operating expenditure; (ii) pre-payments to LG Energy Systems (as assignee LG Chem) to secure battery cell line capacity for the next few years; and (iii) higher selling, general and administrative expenses as it scales sales, finance and legal.
•In addition, Arrival is experiencing industry-wide increases in the expected cost of raw materials including aluminium and petrochemicals.
•Arrival also expects higher working capital in its first factories to ensure it has the necessary components and parts to start production of its vehicles.

Vehicle Volumes and Revenue Expectations for 2022

Subsequent to the Business Combination, Arrival revised certain aspects of its business plan and it has invested additional capital to further develop its platforms, and to secure components and batteries for production. As a result, Arrival has revised its anticipated microfactory rollout, and now expects significantly lower vehicle volumes and revenue in 2022. The company continues to expect Arrival Van production to begin in Bicester in the third quarter of 2022 and Charlotte in the fourth quarter of 2022 and expects to produce and sell 400 to 600 Arrival Vans in 2022 as it ramps production in these two microfactories. For Arrival Bus, Arrival will be building saleable Arrival Buses in the UK in the second half of 2022 and expects these buses will be primarily used in additional customer trials in 2022. The priorities for 2022 are completing Arrival Bus and Arrival Van vehicle certification, starting production with Arrival’s unique method and ensuring the highest possible quality for its first vehicles.

Key Factors Affecting Operating Results

Arrival is a pre-revenue company and believes that its performance and future success depends on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this annual report entitled “Item 3D Risk Factors.”

Product Development

Arrival has announced five vehicle programs: the Arrival Bus, Bus for emerging markets, Arrival Van, Large Van and Arrival Car. Arrival expects to be building saleable Arrival Buses in the UK in the second half of 2022 and expects these buses will be used in additional customer trials in 2022. The company continues to expect Arrival Van production to begin in Bicester, in the third quarter of 2022 and Charlotte in the fourth quarter of 2022 and expects to produce and sell 400 to 600 Vans this year as it ramps production in these two microfactories.

Arrival has made significant progress in the design of its EVs and components parts, as well as in the development of its manufacturing and assembly processes and vehicle and manufacturing technology platform:

•Prototype Arrival Vans have been built and are being tested.
•Arrival completed the first assembly of an Arrival Van skateboard structure robotically in a microfactory technology cell using its proprietary AMRs marking a significant step towards start of production.
•First two Bus milestones of Trial Bus production and Bus Proving Ground trials achieved.
•Arrival has installed and is running production equipment to manufacture the battery modules used on both the Arrival Bus and Arrival Van.
•Arrival has installed and is running production equipment to manufacture composite panels at its Bicester microfactory.

Arrival is striving to successfully complete certain major development activities in order to meet its expected production dates.

Arrival’s team of over 2,600 employees, including engineers, scientists, technicians and staff, is committed to achieving the milestones to meet its current production and commercialization timelines to enable the Company to achieve its expected production dates. For example, Arrival expects to complete bus product validation and van product validation in the first half of 2022. Validation is a process by which compliance with all regulatory and performance requirements is demonstrated through testing of physical prototypes. Validation is the final step before a vehicle is certified for sale. These milestones are critical to Arrival’s development timelines, though may be subject to unanticipated delays outside of the Company’s control such as the ability to obtain sufficient capital to support production.

Capital Requirements

Until Arrival can generate sufficient revenue from product sales, it is dependent on its ability to raise sufficient capital from third-party sources. Arrival finances its operations with the proceeds from the Business Combination, private placements of its securities, public offerings of equity and/or equity-linked securities, debt financings, collaborations, and licensing arrangements.

Commercialization

Arrival plans to initially market its EVs directly to large van and bus fleet owners through its sales teams in the U.S., U.K. and Europe. Over time these sales teams will be expanded to cover more regions. Arrival is also developing an online sales tool for small to medium enterprises. Arrival’s customer outreach will be supported through marketing campaigns on Arrival’s website, social media platforms, interviews, podcasts, press releases and potentially physical experience centers to build awareness. Arrival will also work with key partners for additional coverage. Arrival’s marketing strategy is focused primarily on using online methods and positive experiences that generate word of mouth.

Arrival currently has an order from UPS for its Arrival Van for 10,000 vehicles with an option to purchase an additional 10,000 Arrival Vans, subject to amendment and cancellation by UPS. The total aggregate value of this order is approximately $1.2 billion (€1.0 billion) in revenue (including the option). Arrival has also received non-binding orders, letters of interest and /or memorandums of understanding from several other customers expressing interest in the Arrival Van and Arrival Bus, with total orders, letters of interest or memorandums of understanding of approximately 134,000 vehicles as of March 2, 2022, including the 10,000 vehicle order and 10,000 vehicle option from UPS. Although all orders, letters of interest and/or memorandums of understanding are non-binding and subject to cancellation or modification at any time, Arrival believes they demonstrate demand that will potentially lead to binding orders once the Company begins production of the Arrival Bus and Arrival Van and potential customers are able to see first-hand the performance and value of these vehicles. In July 2021, Arrival and LeasePlan, one of the world’s leading “car-as-a-service” companies, entered into an agreement pursuant to which LeasePlan will be the preferred operational leasing partner for Arrival Vans. Additionally, Arrival and LeasePlan entered into a vehicle sales agreement in September 2021, pursuant to which Arrival agreed to provide LeasePlan with priority to purchase an initial amount of 3,000 Arrival Vans and LeasePlan agreed on a best efforts basis to purchase such vans. In July 2021, Arrival partnered with ATN to produce Arrival Buses in connection with a $2.0 million grant ATN received from the FTA.

Regulatory Landscape

Arrival is, and will be, subject to significant regulation relating to vehicle safety and testing, vehicle accessibility, battery safety and testing and environmental regulation in the United States, European Union, the United Kingdom and other markets. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of Arrival’s vehicles. In addition, demand for Arrival’s vehicles will be heavily influenced by government mandates and the availability of subsidies.

COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which Arrival operates.

As the COVID-19 pandemic continues to evolve and as variants emerge, the extent of the impact on Arrival’s businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.K., the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. The COVID-19 pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact Arrival’s employees and operations and the operations of its suppliers, vendors and business partners, and may negatively impact Arrival’s sales and marketing activities and the production schedule of its vehicles (although no material impact has occurred to date). In March 2020, Arrival created a committee comprised of 24 members from its human resources, strategy, operations, legal and compliance, and products teams to monitor the overall impact of COVID-19 and manage Arrival’s overall response and guidance moving forward during the COVID-19 pandemic. The spread of COVID-19 and its variants has caused Arrival and many of its suppliers to modify their business practices (including employee travel and recommending that all non-essential personnel work from home), and Arrival and its suppliers may be required to take further actions as required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of Arrival’s workforce or suppliers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, Arrival’s operations will be impacted. These factors related to COVID-19 are beyond Arrival’s knowledge and control and, as a result, at this time, Arrival is unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on Arrival’s business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time.

Important Information About Non-IFRS Financial Measures

In this annual report, Arrival presents certain financial measures, ratios and adjustments that are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles, including EBITDA and Adjusted EBITDA.

EBITDA means the net loss before interest income or expense, tax income or expense, depreciation and amortization.

Adjusted EBITDA means EBITDA adjusted for impairments and write-offs, share option expenses, listing expense, fair value adjustments on Warrants, reversal of difference between fair value and nominal value of loans that got repaid/settled, fair value movement of embedded derivative, fair value movement on employee loans, foreign exchange gains/losses and transaction bonuses.

Arrival’s executive officers believe that Adjusted EBITDA is important as it provides an additional tool to investors to use in evaluating ongoing operating results, key insights and metrics as well as it enables investors to compare Arrival's financial measures with those of comparable companies, which may present similar non-GAAP financial measures.

EBITDA and Adjusted EBITDA should not be considered as alternatives to the consolidated financial results or other indicators of Arrival’s performance based on IFRS measures. They should not be considered as alternatives to operating profit/(loss) or profit/(loss) for the year as an indicator of Arrival’s performance or profitability. EBITDA and Adjusted EBITDA, as defined by Arrival, may not be comparable to similarly titled measures as presented by other companies due to differences in the way they are calculated. Even though EBITDA Adjusted EBITDA are used by management to assess ongoing operating performance and are commonly used by investors, EBITDA and Adjusted EBITDA have important limitations as analytical tools, and they should not be considered in isolation or as substitutes for analysis of Arrival’s results as reported under IFRS.

Reconciliation of Net Loss to Non-IFRS Measures

The table below sets out the reconciliation of Arrival’s Non-IFRS measures EBITDA and Adjusted EBITDA to loss for the year in Arrival’s consolidated statement of profit or (loss) for the periods indicated.

	Year ended December 31
In thousands of USD	2021	2020[a]

(Loss) for the year/period	(1,304,381)	(95,447)
Interest (income)/expense, net[e]	141	2,500
Tax (income)/expense	7,515	(20,421)
Depreciation and amortization	24,337	11,071
EBITDA	(1,272,388)	(102,297)
Impairment losses and write-offs	39,378	456
Share option expense	2,668	10,697
Listing expense	1,168,515	—
Change in fair value of warrants including intrinsic value of warrants redeemed and outstanding	(122,299)	—
Fair value movement of embedded derivative[c]	(35,448)	—
Fair value movement on employee loans including fair value charge for the new employee loans provided as of September 30, 2021[d]	6,038	—
Reversal of difference between fair value and nominal value of loans that got repaid/settled[f]	(1,906)	—
Foreign exchange (gain)/loss, net	(2,328)	663
Transaction bonuses[b]	14,900	—
Adjusted EBITDA	(202,870)	(90,481)

a.Comparative figures are of Arrival Luxembourg S.à r.l.
b.Following the Business Combination, certain executive officers of Arrival received a one-time bonus. This is included in administrative expenses in the Income Statement
c.An embedded derivative is a component of a hybrid contract that also includes a non-derivative host. The Company has recognized the embedded derivative as part of the convertible notes issued in November 2021 which is fair valued as at balance sheet date
d.Arrival has re-financed some loans given to employees in September 2021. As per IFRS 9 the difference between the fair value of the new loans and the carrying amount has been recognized in the consolidated statement of profit or loss.
e.Interest expense increased in the fourth quarter of 2021 as Arrival has issued convertible notes which bear 3.5% interest.
f.Loans initially recognized at their fair value are amortized over the period which they expected to be repaid. Loans, which get repaid/settled at an earlier date than what was initially anticipate results in gain in the consolidated statement of profit or loss

Notes:
During the period, the shareholders of Arrival Luxembourg S.à r.l. contributed their shares in the company for shares of Arrival. As a result of this transaction, Arrival has become the parent company of the Arrival group of companies.

For the purpose of the above financial statements, comparative financial statements for the year ended December 31 2020 consist of consolidated financial statements of Arrival Luxembourg S.à r.l. prior to the completion of the Business Combination.

A. Operating Results

Key Components of Statements of Operations

Basis of Presentation

Currently, Arrival conducts business through one operating segment. As of the date of this annual report, Arrival is a pre-revenue company with no commercial operations, and its activities to date have been conducted in Europe and North America. Arrival’s historical results are reported in IFRS as issued by the IASB. For more information about the basis of presentation of Arrival's consolidated financial statements, refer to Note 2 in the accompanying consolidated financial statements of Arrival included elsewhere in this annual report.

Revenue

Arrival has not begun commercial operations and currently does not generate revenue. Once Arrival reaches commercialization and commences production and sales of its EVs, it expects that the significant majority of its revenue will be derived from the direct sales of its commercial electric buses and vans and thereafter other related products and services. Production of saleable buses and vans is expected to begin in the second half of 2022.

Cost of Revenue

As of the date of this annual report, Arrival has not recorded cost of revenue, as it has not generated revenue. Once Arrival reaches commercialization and commences production of its EVs, it expects cost of revenue to include vehicle components and parts, including batteries, raw materials, direct labor costs, warranty costs and costs related to the operation of manufacturing facilities.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of Arrival’s staff, the costs associated with Arrival’s properties, and the depreciation of Arrival’s fixed assets, including depreciation of “right of use” assets in relation to Arrival’s leased property. Arrival expects administrative expenses to increase as its overall activity levels increase due to the construction and operation of microfactories.

Research and Development Expenses

Research and development expenses consist of the costs associated with the employment of Arrival’s engineering staff, third-party engineering consultants and program consumables. Costs associated with development projects such as vehicle programs, component programs and software products are capitalized as intangible assets under construction. For more information about Arrival’s accounting policy for intangible assets, refer to Note 3 in the consolidated financial statements of Arrival included elsewhere in this annual report. Arrival expects research and development expenses to increase as it continues to develop its vehicles, components, microfactory technology and software.

Impairment Expense

Impairment expense relates to the right-of-use assets for leases and to intangibles that are no longer expected to generate future cash flows The impairment of assets occurs when the carrying value exceeds the determined fair value of the underlying asset. Refer to Notes 6 and 7 to the consolidated financial statements of Arrival included elsewhere in this annual report.

Listing expense

Listing expense consist of the difference between the fair value of the shares deemed to have been issued by Arrival and the fair value of the identifiable net assets of CIIG and warrants transferred and the actual costs incurred for the listing of Arrival.

Finance Income/(Expense)

Finance income/(expense) consists of the fair value movement of warrants and convertible notes which the Company has issued during the year to finance its operations, interest receivable from the loans granted to employees of the Group, interest on lease liability, impairment charges recognized for financial assets as well as realized and unrealized foreign exchange gains that have been created due to the fluctuation of the exchange rates between the Euro and the various other currencies that Arrival is using for its operations.

Results of Operations for the Year Ended December 31, 2021 and the Year Ended December 31, 2020

The following table sets forth Arrival’s historical operating results for the years ended December 31, 2021 and 2020 followed by an analysis of Arrival’s results of operations during these periods For an analysis of Arrival’s results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, see pages 64 to 65 of Arrival’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021.

In thousands of USD	For the Year Ended December 31,
	2021	2020	Changes	% Changes
Revenue	—	—	—	—
Cost of Revenue	—	—	—	—
Gross Profit	—	—	—	—
Administrative Expenses	(171,030)	(86,178)	(84,852)	98.5%
Research and Development Expenses	(57,080)	(20,585)	(36,495)	177.3%
Impairment Expense	(24,514)	(449)	(24,065)	*
Listing expense	(1,188,335)	—	(1,188,335)	*
Other Income	1,830	2,709	(879)	(32.4)%
Other Expenses	—	(7,861)	7,861	(100.0)%
Operating Loss	(1,439,129)	(112,364)	(1,326,765)	*
Finance Income	174,801	3,100	171,701	5538.7%
Finance Expense	(32,538)	(6,604)	(25,934)	392.7%
Net Finance Income/(Expense)	142,263	(3,504)	145,767	(4160.0)%
Loss Before Tax	(1,296,866)	(115,868)	(1,180,998)	*
Tax (expense)/income	(7,515)	20,421	(27,936)	(136.8)%
Loss for the Year	(1,304,381)	(95,447)	(1,208,934)	*
* The percentage increase from 2020 is not included as variance is not comparable to the prior year

Administrative Expenses

Administrative expenses increased $84.9 million, or 98.5%, from $86.2 million for the year ended December 31, 2020 to $171 million for the year ended December 31, 2021. The increase was primarily due to increased wages and salaries as Arrival expanded its headcount of non-engineering staff to support its expanding research and development programs and increased rent and property utilities as it acquired additional properties for use as research and development workshops and office locations.

Research and Development Expenses

Research and development expenses increased by $36.5 million, or 177.3%, from $20.6 million for the year ended December 31, 2020 to $57 million for the year ended December 31, 2021. The increase was primarily due to increased wages and salaries as Arrival expanded its headcount of engineering staff to work on Arrival’s research and development programs. The increased was also due to increased consumable costs in relation to these programs.

Impairment Expense

Impairment expense increased by $24 million, from $0.4 million for the year ended December 31, 2020 to $24.5 million for the year ended December 31, 2021. Impairment charges relate to the impairment of the Roborace and Charging Station CGUs and right-of-use assets for leases that are no longer expected to generate future cash flows.

Listing Expenses

In March 2021, the Business Combination Agreement (or Merger Agreement) between CIIG and Arrival came into effect and both companies were merged with Arrival becoming the listed entity. In accordance with IFRS, the difference between the fair value of the shares deemed to have been issued by Arrival and the fair value of the identifiable net assets of CIIG and warrants transferred have been recorded as a listing expense. More details regarding this transaction can be found in note 22 of the consolidated financial statements. Listing expense is a one-off fee which affects materially the current year's operating result by $1,188 million.

Net Finance Income /(Expense),

Net Finance Income/(Expense) increased by $145.8 million from net finance expense of $3.5 million for the year ended December 31, 2020 to net finance income of $142.2 million for the year ended December 31, 2021. The change in net finance income is mainly attributable to fair value change of the warrants which had an impact of $122.3 million, the fair value change of the Convertible Notes which amounted to $33.9 million as well as the increase in the interest receivable on RSP loans which amounted to $9.8 million for the year ended December 31, 2021. The increase in Finance Income was partially set-off by the increase in Finance Cost due to the impairment of the employee loans $13.1 million, the loss on refinancing of RSP loans of $4.3 million and the increase on interest on leases which amounted to $4.4 million for the year ended December 31, 2021.

B. Liquidity and Capital Resources

The Board of Directors’ capital management objectives are to ensure Arrival’s ability to continue as a going concern, to finance its long-term growth, and to achieve and maintain an optimal capital structure through a balanced mix of debt and equity considering the positive effects of the debt tax shield and the additional costs of financial distress that result from increased leverage. For the accomplishment of this objective, Arrival monitors various internal factors like the development of some financial ratios over time but also considers external factors like changes in the competitive environment or in the overall economic conditions.

As of the date of this annual report, Arrival has yet to generate any revenue from its business operations. Since inception, Arrival has funded, and in the foreseeable future expects to fund, its operation, capital expenditure and working capital requirements through capital contributions and loans from its largest stockholder, Kinetik S.à r.l., private placements of its equity securities, investments from certain strategic partners and issuance of convertible notes to qualified institutional buyers.

As of December 31, 2021, Arrival’s cash and cash equivalents amounted to $900.6 million. On the closing date of the Business Combination, Arrival received $611.6 million in net proceeds. Arrival expects its capital expenditures and working capital requirements to increase substantially in the near future, as it seeks to produce the Arrival Bus, bus for emerging markets, Arrival Van, large van, Arrival Car and develop its customer support and marketing infrastructure and continue its research and development efforts. Arrival believes that its cash on hand will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months and to fund its operations until it commences production of the Arrival Bus and Arrival Van.

The following table summarizes Arrival’s estimated material contractual cash obligations and commercial commitments as of December 31, 2021, and the future periods in which such obligations are expected to be settled in cash.

in thousands of USD	Payments Due by Period
	Total	Less than 1 Year	1-5 Years	More than 5 Years
Contractual Obligations
Operating Lease Obligations	259,883	24,074	89,284	146,525
Convertible notes	376,248	11,448	364,800	—
Total	636,131	35,522	454,084	146,525

In addition, Arrival enters into agreements in the normal course of business with vendors to perform various services, which are generally cancellable upon written notice. These payments are not included in this table of contractual obligations. As of December 31, 2021, Arrival did not have any material off-balance sheet arrangements.

However, additional funds may be required for a variety of reasons, including, but not limited to, delays in anticipated schedule to complete the design of the Arrival Bus or Arrival Van, tooling may be needed for the necessary microfactories to start vehicle production as currently contemplated and Arrival’s budget projections may be subject to cost overruns for reasons outside of its control and it may experience slower sales growth than anticipated, which would pose a risk to Arrival achieving cash flow expectations. Arrival will continue to evaluate its operational performance and requirements and will also continue to consider alternative operational schedules and opportunities. Any changes to Arrival’s current plans and projections could require Arrival to seek more funding earlier than originally anticipated.

There can be no assurance that such financing would be available to Arrival on favorable terms or at all. If the financing is not available, or if the terms of financing are less desirable than Arrival expects, Arrival may be forced to decrease its level of investment in product development or scale back its operations, which could have an adverse impact on its business and financial prospects and cause delays in its production timeline.

As a company in the pre-commercialization stage of development, the net losses Arrival has incurred since inception are consistent with Arrival’s strategy and budget. Arrival will continue to incur net losses in accordance with Arrival’s operating plan as Arrival continues to expand its operations to meet anticipated demand.

The expenditure requirements associated with producing the Arrival Bus and Arrival Van, developing customer support and marketing infrastructure and continuing research and development efforts are subject to significant risks and uncertainties, many of which are beyond Arrival’s control, which may affect the timing and magnitude of these anticipated expenditures. These risks and uncertainties are described in more detail in this annual report in the sections entitled “Item 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

On November 23, 2021, Arrival issued convertible notes to qualified institutional investors. As per the terms and conditions of the convertible notes agreement the convention rights of the holders are:

–Holders may convert all or any portion of their notes, in multiples of $1,000 principal amount. On or after 1 June 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, in multiples of $1,000 principal amount, at the option of the holder.
–At any time prior to the close of business on the business day immediately preceding 1 June 2026 under one of the following circumstances:
a.conversion upon satisfaction of sale price of ordinary shares condition: during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
b.conversion upon satisfaction of trading price condition of convertible notes: during the five business day period after any five consecutive trading day period in which the trading price of the notes (as defined1 in the Preliminary Offering Memorandum) was less than 98% of the product of the last reported sale price of Arrival ordinary shares and the conversion rate on each such trading day.
c.conversion upon Arrival’s notice of redemption: Holders may convert all or any portion of their notes at any time prior to the close of business on the scheduled trading day prior to the redemption date, even if the notes are not otherwise convertible at such time. After that time, the right to convert such notes on account of our delivery of such notice of redemption will expire, unless we default in the payment of the redemption price, in which case a holder of notes may convert all or any portion of its notes until the redemption price has been paid or duly provided for.
d.conversion upon the occurrence of specified corporate events: Corporate events are defined as certain distributions under ordinary shares and fundamental change events like change of beneficial owner; sale, lease or transfer of all or substantially all of the consolidated assets and subsidiaries; liquidation or dissolution of the Company,

Arrival may choose to settle in cash or non-cash basis or a combination of cash and ordinary shares. The Company may redeem the notes, in whole but not in part, following the occurrence of certain tax law changes, as described in the Preliminary Offering Memorandum, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon Arrival giving such notice of redemption, a holder may elect not to have its notes redeemed, in which case the holder would not be entitled to receive the additional amounts relating to withholding tax.

The Company may also redeem for cash all or any portion of the notes, at the Company's option, on or after December 6, 2024 if the last reported sale price of the ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Cash Flows

The following table sets forth a summary of Arrival’s operating, investing and financing cash flows for the years ended December 31, 2021 and 2020 followed by an analysis of the cash flows during these periods. For a summary of Arrival’s operating, investing and financing cash flows for the year ended December 31, 2019, see pages 66 to 67 of Arrival’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021.

in thousands of USD	For the Year Ended December 31,
	2021	2020

Net cash used in operating activities	(273,008)	(88,691)
Net cash used in investing activities	(312,584)	(122,463)
Net cash generated from financing activities	1,405,209	180,838
Net increase/(decrease) in cash and cash equivalents	819,617	(30,316)

Cash Flows from Operating Activities

Arrival’s cash flows used in operating activities to date have been primarily comprised of costs related to the development of its products, manufacturing processes, payroll and changes in accounts payable and other current assets and liabilities. Arrival expects cash used in operating activities will increase as it hires employees for its microfactories and from increased working capital requirements to support production in its microfactories.

Net cash used in operating activities was $273.1 million for the year ended December 31, 2021 compared to $88.7 million for the year ended December 31, 2020. The increase of $184.4 million was primarily due to increased outflows on staff and other project costs as Arrival expanded its research and development activities, as well as outflows on supporting infrastructure such as property costs and prepayments made for the acquisition of inventory.

Cash Flows from Investing Activities

Arrival’s cash flows used in investing activities to date are primarily comprised of capitalized development expenditures related to vehicle development, vehicle components, software and microfactories. In addition, Arrival purchases tangible fixed assets (plant and equipment) in support of both research and development programs. Arrival expects the cost of investing activities to increase in the near future as it ramps up program activity, microfactory construction and invests in production tooling ahead of commencing commercial operations.

Net cash used in investing activities was $312.6 million for the year ended December 31, 2021, compared to $122.5 million for the year ended December 31, 2020. In both periods this primarily consisted of cash outflows for development program expenditure (staff and project costs) capitalized as intangible assets under construction and the acquisition of plant and equipment for the microfactories under construction.

Cash Flows from Financing Activities

Net cash from financing activities was $1,405.2 million for the year ended December 31, 2021, which was primarily due to the issuance of new shares of $631.3 million from the reverse merger, $335.6 million from the public follow-on offering and $140.6 million from the exercise of warrants. In addition the Company received $309.5 million from the issuance of convertible notes. Such inflows were slightly offset by the repayment of lease liabilities which amounted to $12.9 million.

For a description of the terms of Arrival’s Convertible Notes, see below sections on Debt and Convertible Notes.

Although Arrival has no immediate plans to incur additional debt, it may determine, based on changes in its expected cash flow needs or because it deems it beneficial, to incur such debt on the terms offered.

Debt

Except as set out below, Arrival has no third-party debt. Although Arrival has no current plans to incur additional debt, it may determine, based on changes in its expected cash flow needs or because it deems it beneficial, to incur such debt on the terms offered.

Convertible Notes

On November 23, 2021, Arrival issued USD320.0 million in aggregate principal amount of green convertible senior notes due 2026. The Convertible Notes Offering generated aggregate net proceeds of $309.6 million, after deducting the initial purchasers’ discount and offering expenses.

The Convertible Notes were issued pursuant to an indenture, dated November 23, 2021, among Arrival and U.S. Bank National Association, as trustee. The Convertible Notes bear cash interest at an annual rate of 3.50% payable on June 1 and December 1 of each year, beginning on June 1, 2022, and will mature on December 1, 2026 unless earlier converted, redeemed or repurchased. The conversion rate for the Convertible Notes is initially 84.2105 Ordinary Shares per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $11.88 per Ordinary Share), subject to adjustment if certain events occur. Before the close of business on the business day immediately preceding June 1, 2026, holders will have the right to convert their Convertible Notes only upon the occurrence of certain events. On or after June 1, 2026, holders may convert their Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion of the Convertible Notes, Arrival will pay or deliver, as the case may be, cash, Ordinary Shares or a combination of cash and Ordinary Shares, at its election. The Convertible Notes will be redeemable, in whole or in part, for cash at Arrival’s option at any time, and from time to time, on or after December 6, 2024, and on or before the 36th scheduled trading day immediately preceding the maturity date, but only if the last reported sale price per Ordinary Share has been at least 130% of the conversion price then in effect for a specified period of time. The redemption price will be equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Upon the occurrence of a “fundamental change,” which term includes certain change of control transactions, holders may require Arrival to repurchase their Convertible Notes at a price equal to 100% of the principal amount of Convertible Notes to be repurchased, plus accrued and unpaid interest to, but not including, the date of repurchase. The Indenture contains customary event of default provisions and customary covenants relating to Arrival’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the consolidated assets of Arrival and its subsidiaries, taken as a whole, to another person.

As per the terms and conditions of the convertible notes agreement the convention rights of the holders are:

–Holders may convert all or any portion of their notes, in multiples of $1,000 principal amount. On or after 1 June 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, in multiples of $1,000 principal amount, at the option of the holder.
–At any time prior to the close of business on the business day immediately preceding 1 June 2026 under one of the following circumstances:
a.conversion upon satisfaction of sale price of ordinary shares condition: during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
b.conversion upon satisfaction of trading price condition of convertible notes: during the five business day period after any five consecutive trading day period in which the trading price of the notes (as defined1 in the Preliminary Offering Memorandum) was less than 98% of the product of the last reported sale price of Arrival ordinary shares and the conversion rate on each such trading day.
c.conversion upon Arrival’s notice of redemption: Holders may convert all or any portion of their notes at any time prior to the close of business on the scheduled trading day prior to the redemption date, even if the notes are not otherwise convertible at such time. After that time, the right to convert such notes on account of our delivery of such notice of redemption will expire, unless we default in the payment of the redemption price, in which case a holder of notes may convert all or any portion of its notes until the redemption price has been paid or duly provided for.
d.conversion upon the occurrence of specified corporate events: Corporate events are defined as certain distributions under ordinary shares and fundamental change events like change of beneficial owner; sale, lease or transfer of all or substantially all of the consolidated assets and subsidiaries; liquidation or dissolution of the Company,

Arrival may choose to settle in cash or non-cash basis or a combination of cash and ordinary shares.

The Company may redeem the notes, in whole but not in part, following the occurrence of certain tax law changes, as described in the Preliminary Offering Memorandum, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon Arrival giving such notice of redemption, a holder may elect not to have its notes redeemed, in which case the holder would not be entitled to receive the additional amounts relating to withholding tax.

The Company may also redeem for cash all or any portion of the notes, at the Company's option, on or after December 6, 2024 if the last reported sale price of the ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Capital Expenditure

As of December 31, 2021, Arrival had commitment capital expenditure of $24.5 million. Arrival intends to use this expenditure on finalizing Arrival's first two microfactories and development activities, including the design of vehicles, operating systems and other software. Arrival expects to fund its capital expenditure through capital contributions and loans from its largest stockholder, Kinetik S.à r.l., private placements of its equity securities and investments from certain strategic partners.

C. Research and development, patents and licenses, etc.

Arrival has invested and continues to invest significant resources into ongoing research and development programs as it believes its ability to grow its market position depends, in part, on breakthrough technologies that offer a unique value proposition for Arrival’s customers and differentiation from its competitors. The majority of Arrival’s research and development activities take place within its headquarters facility in the U.K. and at its development partners’ facilities located around the world.

Arrival’s success depends in part upon its ability to protect its own IP and core technologies. Arrival protects its intellectual property rights in the U.S., the U.K., Europe, and abroad, through a combination of patent, trademarks, designs and trade secret protection, as well as having confidentiality and invention assignments with its employees and consultants. As a result of Arrival’s vertically integrated approach and strong IP portfolios, up to approximately half of the Arrival Van and approximately two fifths of the Arrival Bus components by value are either owned or controlled by Arrival.

For more information, see Item 4: Information on the Company.

D. Trend information

Market Trends and Competition

Arrival Van

The global light and medium commercial vehicle market (6 tons and below) is estimated to be between 13 million to 15 million units per year. While the Global parc (total number of vehicles globally) has remained fairly static in recent years, the growing pressure for more clean air zones and environmental commitments from governments has resulted in a growing demand for EVs. An upsurge in customers and fleet operators committing to move away from combustion to electric vans has seen forecasts estimating a 30% penetration by 2030.

While traditional OEM’s like Mercedes-Benz, Ford and Volkswagen have started their transition to EVs, they still have a heavy investment in combustion-fueled vehicles and the shift of diesel powertrains to electric is a slow and expensive process. In addition there are several EV pureplay companies such as Brightdrop and Rivian which are relatively new to the market and in the process of ramping up production from current relatively low volumes. This has created more demand than supply which has resulted in higher prices for electric vans. Mercedes launched the eSprinter available in one length, with a low range capability and price tag of €60,000 in the EU. Ford launched the Transit in multiple lengths and variations predominantly targeting the US market. Renault Master and Iveco Daily are the only existing models in the market with similar load capacity to Arrival, but both are redesigns of their diesel counterparts.

Arrival Vans are expected to have the flexibility and payload capabilities of current combustion vehicles and have been designed from the bottom up with customers in mind. Features have been designed not based on historical practice but customer needs and requirements as well as equipping vehicles with advanced software capabilities and upgrades. In addition, Arrival’s high standard specification and simplified market approach means Arrival Vans should fit the majority of customer needs. A microfactory set up means Arrival can rely on local supply chains and create vehicles fit for local market requirements without high costs for vehicle and part transportation. As a result of all of these factors, Arrival believes that it can produce a light commercial van at an attractive price targeted between combustion and other electric vehicles, but with better payload and battery flexibility than currently available in the market.

Arrival Bus

With a total addressable market of approximately $154 billion, the transit bus market creates a strong opportunity for Arrival and its innovative product design and technology. The bus market is in need of environmental reform particularly in the following two areas: bus fleets must be converted into zero emission vehicles and a good public transport experience has the potential of lowering the number of private vehicles on the road. Both are imperatives for major cities around the world. However, local governments and operators have reservations about this change, as it represents a significant financial investment and the use of technology that evolves at a fast pace.

Arrival believes the customer centric design and strong dimensions/performance ratio of the Arrival Bus put it in a unique position to accelerate needed transit bus reform.

Arrival Car

The Arrival Car is expected to address the global need to shift ride-hailing and car sharing services, with over 30 million estimated drivers across the ride-hailing sector, to electric to reduce emissions and improve air quality in cities. Arrival is also partnering with Uber pursuant to a non-binding memorandum of understanding to develop the Arrival Car. Uber has committed to becoming a fully electric mobility platform in London by 2025 and by 2030 across North America and Europe.

As a typical ride-hailing vehicle will on average drive 45,000km to 50,000km a year, compared to 12,000km for a typical vehicle, Arrival Car will prioritize driver comfort, safety, and convenience, while ensuring the passengers enjoy a premium experience. With this in mind, Arrival expects to collaborate with Uber drivers in the design process to ensure the Arrival Car reflects the needs of professional drivers and their passengers.

E. Critical Accounting Estimates

Arrival’s financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires Arrival to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Arrival’s estimates are based on its historical experience and on various other factors that Arrival believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Arrival’s significant accounting policies are described in the notes to its financial statements,

Exhibit 99.2
ITEM 17: FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Arrival

Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
with the report of the Independent Registered Public
Accounting Firm

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Arrival

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Arrival and subsidiaries (the Company) as of December 31, 2021, and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”)) as issued by the International Accounting Standards Board ((“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission, and our report dated April 27, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the Company’s consolidated financial statements, the Company has changed its presentation currency from Euro to the United States Dollar with retrospective application to all periods presented.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Capitalisation of development costs

As discussed in Note 7 to the consolidated financial statements, the Company has capitalised EUR 190,899 thousand of development costs to internally generated intangible assets during the year ended December 31, 2021. As discussed in Note 3, these costs relate to the development of integrated technology and prototypes for Arrival’s Electric Vehicles including costs incurred towards the testing of the vehicles. As of the balance sheet date these assets were still in the development stage. A material weakness was identified and included in management’s assessment, which impacted the capitalisation of development costs process.

We identified the capitalisation of development costs as a critical audit matter. Subjective auditor judgment was required to evaluate the key judgements, specifically the technical feasibility of the projects capitalised and ability to generate future economic benefits from the intangible assets. Challenging auditor judgement was also required to evaluate the sufficiency of evidence obtained related to expenditures being directly attributable to the intangible assets under development due to the material weakness noted above.

The following are the primary procedures we performed to address this critical audit matter:
•We applied auditor judgment to determine the nature and extent of audit procedures to be performed over the existence and accuracy of the costs capitalised.
•For a sample of materials and services costs capitalised we evaluated if those costs fulfil the criteria for capitalisation by inspecting the underlying documentation, such as purchase orders, invoices and delivery notes, and inquiring of project managers about the rationale for procurement of the materials and services and if they are attributable to the projects capitalised.
•To evaluate the technical feasibility of the projects capitalised we assessed the status and progression of the integrated technology and prototypes through discussion with management and the project managers and the nature of the design and engineering activities by inspecting internal and external supporting information.
•We agreed a sample of employee costs to the underlying payroll records and made inquiries of the project managers to determine that the employees’ time was directly attributable to the specific project where the costs have been allocated.
•We evaluated the ability to generate future economic benefits from the intangible assets by inspecting the Company’s business plan, industry reports, cash flow projections including revenue projections, and minutes of the meetings of the board of directors.
•We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed including the appropriateness of the nature and extent of such evidence and related audit procedures.

Accounting for the merger with CIIG Merger Corp.

As discussed in Note 1 and 3 to the consolidated financial statements, the Company completed its merger with CIIG Merger Corp (the Merger) on March 24, 2021. As discussed in Note 22 and Note 16, as a result of the Merger the Company recorded a listing expense of $1,188,335 (EUR 1,005,711 thousand) and a warrant liability in respect of private warrants of $79,858 thousand (EUR 67,603 thousand). We identified the accounting for the Merger as a critical audit matter. The Merger was a complex transaction and challenging auditor judgement was required to evaluate management’s determination related to the accounting and presentation of the merger transaction, including the terms of the merger agreement and the classification of these instruments as a financial liability post-merger. Subjective auditor judgment was also required to evaluate the key assumptions used in determining the fair value of the private warrants, specifically the expected share price volatility and discount for lack of marketability (DLOM).

The following are the primary procedures we performed to address this critical audit matter:

-Evaluated the appropriateness of the accounting and presentation of the Merger, including classification of the warrants as a financial liability post-merger, by inspecting key terms of the merger and warrant agreements and assessing these against the relevant accounting guidance.
-We involved valuation professionals with specialised skills and knowledge, who assisted in evaluating the expected share price volatility and DLOM used in determining the fair value of the private warrants, by comparing them against independently developed ranges of estimates using publicly available market data.

Recoverability of employee loans

As discussed in Note 3 and Note 9 to the consolidated financial statements, the company issued loans to its employees in October 2020 to finance their purchase of restricted stock units (RSUs). These loans were issued on a full-recourse basis. The carrying value of the outstanding loans as of the balance sheet date was USD 22,930 thousand (EUR 19,099 thousand) after recording an impairment of USD 13,117 thousand (EUR 11,086 thousand) under the expected credit loss model in accordance with IFRS 9, financial instruments.

We identified the recoverability of employee loans as a critical audit matter. Subjective auditors'judgment and specialised skills and knowledge were required in assessing the key assumptions and judgments, specifically the expected volatility of the share price and use of OECD data for the annual estimated savings of the employees.

The following are the primary procedures we performed to address this critical audit matter.
•We involved valuation professionals with specialised skills and knowledge, who assisted in:
◦evaluating the expected volatility of the share price by comparing it against an independent range of estimates developed using publicly available market data for comparable companies
◦evaluating management’s use of OECD data for the annual estimated savings of the employees by comparing it against acceptable market practice

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

London, United Kingdom

April 27, 2022, except for the change in presentation currency described in Note 2, and the retrospective application to all periods presented, as to which the date is August 12, 2022

Arrival
Consolidated statement of profit or (loss)
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

In thousands of USD	Note	December 31, 2021	December 31, 2020	December 31, 2019

Continuing Operations
Administrative expenses	20C	(171,030)	(86,178)	(35,142)
Research and development expenses	20C	(57,080)	(20,585)	(12,481)
Impairment expense	20C	(24,514)	(449)	(5,566)
Listing expense	22	(1,188,335)	—	—
Other income	20A	1,830	2,709	2,892
Other expenses	20B	—	(7,861)	(7,736)
Operating loss		(1,439,129)	(112,364)	(58,033)
Finance income	21	174,801	3,100	57
Finance cost	21	(32,538)	(6,604)	(3,622)
Net finance income/(expense)		142,263	(3,504)	(3,565)
Loss before tax		(1,296,866)	(115,868)	(61,598)
Tax (expense)/income	17A	(7,515)	20,421	7,757
Loss for the year		(1,304,381)	(95,447)	(53,841)
Attributable to:
Owners of the Company		(1,304,381)	(95,447)	(53,841)
Earnings per share	14
Basic and diluted earnings per share		(2.26)	(0.18)	(0.11)

Consolidated statement of other comprehensive (loss)/income

In thousands of USD	Note	December 31, 2021	December 31, 2020	December 31, 2019

Loss for the year		(1,304,381)	(95,447)	(53,841)
Items that may be reclassified subsequently to the consolidated statement of profit or (loss)
Exchange differences on translating foreign operations	13B	257,096	16,490	572
Total other comprehensive (loss)/income		257,096	16,490	572
Total comprehensive loss for the year		(1,047,285)	(78,957)	(53,269)
Attributable to:
Owners of the Company		(1,047,285)	(78,957)	(53,269)
The accompanying notes are an integral part of these consolidated financial statements

Arrival
Consolidated statement of financial position
As at December 31, 2021 and December 31, 2020

In thousands of USD	Note	December 31, 2021	December 31, 2020
ASSETS
Non-Current Assets
Property, plant and equipment	6	271,607	138,317
Intangible assets and goodwill	7	414,674	210,723
Deferred tax asset	17B	2,171	1,392
Prepayments	10	23,384	—
Trade and other receivables	9A	40,916	13,235
Total Non-Current Assets		752,752	363,667
Current Assets
Inventory	11	22,977	14,504
Loans to executives	24	—	5,207
Trade and other receivables	9B	45,312	63,104
Prepayments	10	48,118	23,262
Cash and cash equivalents	12	900,606	82,314
Total Current Assets		1,017,013	188,391
TOTAL ASSETS		1,769,765	552,058
EQUITY AND LIABILITIES
Capital and reserves
Share capital	13A	74,046	274,126
Share premium	13A	5,844,397	331,718
Other reserves	13B	(3,095,804)	79,888
Accumulated deficit		(1,597,061)	(292,680)
Total Equity		1,225,578	393,052
Non-Current Liabilities
Deferred tax liability	17B	7,465	3,375
Warrants	16	3,611	—
Loans and borrowings	15	451,525	107,870
Total Non-Current Liabilities		462,601	111,245
Current Liabilities
Current tax liabilities		358	615
Loans and borrowings	15	14,258	5,221
Trade and other payables	18	66,970	41,925
Total Current Liabilities		81,586	47,761
TOTAL EQUITY AND LIABILITIES		1,769,765	552,058
The accompanying notes are an integral part of these consolidated financial statements

Arrival
Consolidated statement of changes in equity
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

In thousands of USD	Note	Share capital	Share premium	Accumulated deficit	Other reserves*	Total equity
Balance at January 1, 2021		274,126	331,718	(292,680)	79,888	393,052
Loss for the year		—	—	(1,304,381)	—	(1,304,381)
Other comprehensive income		—	—	—	(18,573)	(18,573)
		274,126	331,718	(1,597,061)	61,315	(929,902)
Transactions with shareholders
Issuance of share capital as consideration for the merger with CIIG	13vii	8,543	711,625	—	870,922	1,591,090
Adjustment of shareholding transferred from Arrival Luxembourg S.à r.l. to Arrival	13v, 13vi	(211,064)	4,602,685	—	(4,391,621)	—
Issuance of ordinary shares, net of transaction cost	13ix	4,199	331,437	—	—	335,636
Initial share capital of Arrival	13iv	35	—	—	—	35
Reduction of capital of Arrival	13iv	(35)	—	—	35	—
Exercise of warrants into shares	13viii/16	1,694	139,149	—	82,424	223,267
Equity-settled share-based payments	23	—	—	—	5,189	5,189
Acquisition of treasury shares		—	—	—	(1,203)	(1,203)
Allocation of treasure shares to employees		—	—	—	1,466	1,466
Impact from conversion of share capital from EUR to USD		(3,452)	(272,217)	—	275,669	—
Balance at December 31, 2021		74,046	5,844,397	(1,597,061)	(3,095,804)	1,225,578

Balance at Balance at January 1, 2020		260,297	156,903	(196,391)	3,023	223,832
Loss for the year		—	—	(95,447)	—	(95,447)
Other comprehensive income		—	—	—	16,490	16,490
		260,297	156,903	(291,838)	19,513	144,875
Transactions with shareholders
Capital increase	13xiii	13,829	174,815	—	—	188,644
Restrictive Share Plan to employees	13B, 9A	—	—	—	31,990	31,990
Equity-settled share-based payments	23	—	—	—	28,385	28,385
Business combination under common control		—	—	(842)	—	(842)
Balance at 31 December 2020		274,126	331,718	(292,680)	79,888	393,052

Arrival
Consolidated statement of changes in equity (continued)
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

In thousands of USD	Note	Share capital	Share premium	Accumulated deficit	Other reserves*	Total equity
Unadjusted balance at January 1, 2019		20	138,054	(78,435)	2,451	62,090
Changes in accounting policy to reflect IFRS 16		—	—	(502)	—	(502)
Balance at January 1, 2019		20	138,054	(78,937)	2,451	61,588
Loss for the year		—	—	(53,841)	—	(53,841)
Other comprehensive income		—	—	—	572	572
		20	138,054	(132,778)	3,023	8,319
Transactions with shareholders
Capital increase	13xiii	8,206	270,920	—	—	279,126
Conversion of share premium to share capital	13xii	252,071	(252,071)	—	—	—
Business combination under common control		—	—	(63,613)	—	(63,613)
Balance at 31 December 2019		260,297	156,903	(196,391)	3,023	223,832

*Other reserves comprise of foreign currency translation, share base payments reserves relating to Arrival Share Option Plan 2020 (“SOP”), Restricted Share Plan (“RSP”) and Restricted Stock Unit (“RSU”) and equity reserves which are not distributable (see note 13B).
The accompanying notes are an integral part of these consolidated financial statements

Arrival
Consolidated statement of cash flows
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

In thousands of USD	Note	December 31, 2021	December 31, 2020	December 31, 2019

Cash flows used in operating activities
Loss for the year		(1,304,381)	(95,447)	(53,841)
Adjustments for:
Depreciation/Amortization	6, 7, 20	24,337	11,071	5,340
Impairment losses and write -offs	6,7,9,11,20,21	39,378	456	5,566
Net unrealized foreign exchange differences		(4,628)	47	118
Net finance expense	21	(3)	2,500	2,826
Change in fair value of warrants		(122,299)	—	—
Listing expense		1,168,515	—	—
Change in fair value of embedded derivative		(33,900)	—	—
Fair value movement on employee loans including fair value charge for the new employee loans issued on September 30, 2021		6,038	—	—
Reversal of difference between fair value and nominal value of loans repaid		(1,906)	—	—
Employee share scheme	20C, 23	2,668	10,697	—
Profit on disposal of fixed assets		462	—	(607)
Profit from the modification of lease	20A	(1,298)	(1,189)	(72)
Deferred taxes	17	3,277	1,859	(73)
Tax income	17	4,238	(22,278)	(7,684)
Cash flows used in operations before working capital changes		(219,502)	(92,284)	(48,427)
(Increase) in trade and other receivables		(76,964)	(5,213)	(5,377)
Increase in trade and other payables		28,149	11,167	10,430
(Increase) of inventory		(12,345)	(7,100)	(3,821)
Cash flows used in operations		(280,662)	(93,430)	(47,195)
Income tax and other taxes received		7,548	4,712	7,806
Interest received		106	27	57
Net cash used in operating activities		(273,008)	(88,691)	(39,332)
Cash flows from investing activities
Acquisition of intangible assets	7	(213,745)	(92,585)	(43,081)
Acquisition of property, plant and equipment	6	(77,523)	(11,339)	(6,777)
Grants received		334	1,224	945
Prepayments for tangible and intangible assets		(21,952)	(19,900)	(5,199)
Cash received on acquisition of entities, net of consideration paid	8	—	130	544
Proceeds from the sale of fixed assets		327	7	—
Loans granted to employees		(186)	—	—
Proceeds from loans to employees		161	—	(549)
Net cash used in investing activities		(312,584)	(122,463)	(54,117)

Arrival
Consolidated statement of cash flows (continued)
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

In thousands of USD	Note	December 31, 2021	December 31, 2020	31 December, 2019
			*Restated	*Restated
Cash flows from financing activities
Cash received from merger with CIIG		631,297	—	—
Issuance of shares to warrant holders	16	140,599	—	—
Cash paid for redemption of public warrants		(7)	—	—
Proceed from the issuance of new shares	13	335,636	—	—
Proceeds from the issuance of convertible notes net of cost	15	309,550	—	—
Issuance of Preferred A shares	13	—	188,576	111,900
Proceeds from exercise of employee share option plan		1,383	—	—
Contribution of Kinetik to the share premium of the Company without the issuance of any shares	13	—	—	91,560
Proceeds from borrowings	15	—	14,182	—
Repayment of borrowings	15	—	(14,182)	—
Repayment of interest		(322)	(59)	—
Repayment of lease liabilities	15	(12,927)	(7,679)	(3,680)
Net cash from financing activities		1,405,209	180,838	199,780
Net increase/(decrease) in cash and cash equivalents		819,617	(30,316)	106,331
Cash and cash equivalents at January 1	12	82,314	108,575	1,206
Effects of movements in exchange rates on cash held		(1,325)	4,055	1,038
Cash and cash equivalents at December 31		900,606	82,314	108,575
The accompanying notes are an integral part of these consolidated financial statements

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

1. INCORPORATION AND PRINCIPAL ACTIVITIES

General

Arrival (the “Company” or the “Group” if together with its subsidiaries, previously named Arrival Group S.A.) was incorporated in Luxembourg on October 27, 2020 as a Société Anonyme for an unlimited period. The Company has its registered address at 60A, rue des Bruyères, L-1274 Howald, Luxembourg and is registered at the Luxembourg Commercial Register under number R.C.S Luxembourg n° B248209. The Company is a subsidiary of Kinetik S.à r.l. (“Kinetik”), a company with a registered address at 60A, rue des Bruyères, L-1274 Howald, Luxembourg and is registered at the Luxembourg Commercial Register under number R.C.S Luxembourg n° 191311, which is the majority shareholder of the Group. The largest group in which the results of the Company are consolidated is that headed by Kinetik.

Principal activities

The Group’s principal activity is the research & development (“R&D”) and design of electric commercial vehicles, electric vehicle components, robotic manufacturing processes for electric vehicles and associated software. The Group’s main operations are in the United Kingdom, United States and Russia.

The Merger

On November 18, 2020 the Company entered into a business combination agreement (Merger agreement) with CIIG Merger Corp. (“CIIG”) for the transfer of the shareholding in CIIG to Arrival.

CIIG was a Delaware special purpose acquisition company founded in 2019 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG’s units, Class A common stock and warrants traded on the NASDAQ prior to its merger with Arrival.

In line with the terms of the arrangement, on conclusion of the transaction, on March 24, 2021, the Shareholders of CIIG exchanged their shareholding in CIIG for new shares issued in Arrival where one share in CIIG would be exchanged for one share in Arrival. As a result of this transaction, all the shareholding in CIIG is transferred to Arrival and CIIG is merged with Arrival, with Arrival being the resultant entity listed on NASDAQ. Arrival trades under ticker symbol “ARVL”.

The transaction was accounted for as a reverse merger in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Refer to note 22 for accounting for reverse merger with CIIG. Under this method of accounting, Arrival is treated as the “acquirer” company. This determination was primarily based on Arrival comprising the ongoing operations of the newly merger Group, Arrival’s majority senior management comprising the senior management of the Company, and the CIIG Merger Corp pre-combination shareholders have a minority interest. As described in note 8, the shareholders of CIIG Merger Corp. have contributed their shares of the company to Arrival in exchange for shares in the Company on March 24, 2021.
2. BASIS OF PREPARATION

The Group’s financial year is from January 1 to December 31, which is also the annual closing date of the individual entities’ financial statements which have been incorporated into the Group’s consolidated financial statements.

Arrival Luxembourg S.à r.l. was the parent entity of the Group until March 23, 2021. On that date, the shareholders of the company exchanged their shares for shares in Arrival (see note 13). As a result of the reorganization, Arrival became the parent company of Arrival Luxembourg S.à r.l., the operating company as of March 23, 2021. As noted above, the transaction with CIIG was accounted for as a reverse merger. In accordance with IFRS 2 for reverse merger, the consolidated financial statements of the Group presented as of December 31, 2021 are a continuation of those of Arrival Luxembourg S.à r.l. consolidated financial statements which were prepared in accordance with the IFRS as issued by IASB for the immediately preceding financial year and activity prior to the transaction date is presented, being that of Arrival

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
2. BASIS OF PREPARATION (continued)
Luxembourg S.à r.l.. The net assets (predominantly cash & cash equivalents) acquired from CIIG at the transaction date are included only from the date of merger.

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on April 27, 2022 and as recasted to USD within this filing were approved and authorized by the Board of Directors on August 12, 2022.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost basis.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

In determining the appropriate basis of preparation for the consolidated financial statements for the year ended December 31, 2021, 2020 and 2019, Management is required to consider whether the Group will be able to operate within the level of available cash and funding for the foreseeable future, being a period of at least 12 months following the approval of the consolidated financial statements.

Arrival is a company with an extremely limited operating history, it has incurred losses in the operation of its business related to research and development activities since its inception and has generated no revenue to date. As Arrival attempts to transition from research and development activities to commercial production and sales, it is difficult to forecast Arrival’s future cashflows. The estimated costs and timelines that Arrival has developed to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that Arrival’s estimates related to the costs and timing necessary to complete design and engineering of its EVs and to tool its microfactories will prove accurate. For example, the tooling required within Arrival’s microfactories may be more expensive to produce than predicted, or have a shorter lifespan, resulting in additional replacement and maintenance costs, particularly relating to composite panel tooling, which could impact on Arrival’s results of operations and financial condition. Similarly, Arrival may experience higher raw material waste in the composite process than it expects, resulting in higher operating costs and hampering its ability to be profitable.

In 2021, subsequent to the equity increase and issuance of convertible notes which occurred on November 23, 2021, raising funds of USD 646,036,000, the Group has revised its near term and long term business plan, updating planning assumptions for the latest understanding of the cost of completing research and development activities, working capital, capital expenditure, operating expenditure, average selling price, bills of materials and revenues. A further strategic review has been finalised and approved with a focus on commencement of production in the second half of 2022.

As of December 31, 2021 the Group had cash in hand of USD 900,606,000. Management has prepared a base plan that demonstrates that this cash on hand is sufficient to fund the business through the launch of Arrival's first two microfactories and the first revenue generation in 2022 and to operate the business thereafter to the point of net cash generation in mid 2023 without additional funding.

The Board has considered the Group’s cash flow forecasts for the period to April 2023 being the period assessed for going concern purposes together with reasonably plausible downside scenarios reflecting the Group’s early stage of development and production and the uncertainties, as noted above, that may result in delays to production milestones or lower order

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
2. BASIS OF PREPARATION (continued)
levels. In particular the Board has considered a 12 month deferral of revenues, no production and no additional funding during the period under assessment. Under all scenarios the Group has sufficient cash to meet its needs.

Going concern (continued)

Whilst Arrival has sufficient funds to execute its near term business plan, including starting production in 2022 for its first two vehicles, Bus and Van. Management does plan to raise additional capital to execute its long-term business plans, including the deployment of additional microfactories and vehicle platforms. Arrival cannot be certain that additional funds will be available to it on favourable terms when required, or at all.

As described in the subsequent events note 28 on February 24, 2022, Russia launched an invasion of Ukraine, as a result of which, various jurisdictions have implemented and continue to implement coordinated sanctions and export-control measures against Russia and Belarus. Whilst Arrival employees have experienced travel disruptions between Russia and the rest of the world and Arrival has expended time and resources in relocating employees and data from Russia to other jurisdictions, Management do not consider this situation to have any material impact on the Group’s activities or cashflows for the purpose of the going concern assessment.

The Board is satisfied that the Group has sufficient funds to continue to be able to realize its assets and discharge its liabilities as they fall due for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate that the financial statements have been prepared on a going concern basis.

Functional and presentation currency

On January 1, 2022 the Group changed its reporting currency from Euro to US dollars in order to provide users of our financial statements with greater transparency of company performance. Given that a significant amount of group transactions are in USD we believe this is more reflective of the economic environment across the group.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentational currency was applied retrospectively and accordingly, prior year financial statements have been restated.

Financial information included in the consolidated financial statements for years ended 31 December 2021 and 2020 have been restated in US dollars as follows:

•assets and liabilities in non-US denominated currencies were translated into US dollars at the rate of exchange ruling at the relevant balance sheet date;
•non-US dollar income statements and cash flows were translated into US dollars at average rates of exchange for the relevant period;
•share capital, share premium and all other equity items were translated at the historical rates prevailing on the date of each relevant transaction;
•non-US dollar capital transactions including the listing expenses were translated into US dollars at the historical rates prevailing on the date of each relevant transaction; and
•the cumulative foreign exchange translation reserve has been restated on the basis that the Group has reported in US dollars since incorporation.

In preparing these financial statements, the exchange rates used in respect of the Euro (€) are:

		Closing rate December 31		Average rate for the year ended December 31
Country	ISO Code	2021	2020	2021	2020

Europe	EUR	1.131610	1.227100	1.183269	1.147000

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
2. BASIS OF PREPARATION (continued)
These consolidated financial statements were approved and authorized for re-issue, solely to reflect the change in presentation currency, by the Board of Directors (the “Board”) on August 12, 2022.

The consolidated financial statements are presented in USD rounded to the nearest thousand, unless otherwise stated. For each entity within the Group the functional currency is determined as the currency of the primary economic environment in which the entity operates. The functional currency of Arrival is the USD.

Although the share capital of the Company is denominated currently in EUR, management believes that the primary economic environment that Arrival operates in has changed to USD. This change is based on the considerations that the Company is currently a holding Company which does not generate any sales and consequently does not incur any cost of sales, but the Company obtained new financing through an equity increase and the issuance of convertible notes which require regular interest payments to be made in USD. Therefore, management concluded that the functional currency should change from EUR to USD. The change of the functional currency from EUR to USD did not have a material impact and occurred on November 23, 2021.

The Company presents the consolidated financial statements for the year ending December 31, 2021, in USD.

One of Arrival`s subsidiaries, namely Arrival Luxembourg S.à r.l, has also changed its functional currency from EUR to USD in the current year. This change was applied for the same reasons as for the Parent company as Arrival Luxembourg S.à r.l has received additional financing from Arrival through transactions which were denominated in USD as well.

Adoption of new and revised International Financial Reporting Standards

The following Standards, Amendments to Standards and Interpretations have been issued and adopted by the Group as of the effective date.

Effective date	New standards or amendments
January 1, 2021	IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

All other new standards and the amendments listed above did not have any impact on the amounts recognized in prior periods and have not materially affected the current consolidated financial statements.

The following Standards, Amendments to Standards and Interpretations have been issued but are not effective for the year ended December 31, 2021:

Effective date	New standards or amendments
January 1, 2022	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
January 1, 2022	Annual Improvements to IFRS Standards 2018-2020
January 1, 2022	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
January 1, 2022	Reference to the Conceptual Framework (Amendments to IFRS 3)
January 1, 2023	IAS 1 – Classification of Liabilities as Current or Non-Current
January 1, 2023	Disclosure of Accounting Policy (Amendments to IAS 1 and IFRS Practice Statement 2)
January 1, 2023	Definition of Accounting Estimate (Amendments to IAS 8)
January 1, 2023	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
Available for optional adoption/effective date deferred indefinitely	IFRS 10 and IAS 28 – Sale or Contribution of Assets between Investor and its Associate or Joint Venture
Management is in the process of evaluating the impact of the standards on the financial statements.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The above-mentioned new standards, amendments and interpretations are not expected to have a significant impact on the consolidated financial statements.

a)    Subsidiary companies
Subsidiaries are all the entities controlled by the Group. Control exists where the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The Group also assesses the existence of control when it does not hold more than 50% of the voting rights but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group’s voting rights relative to the size and dispersion of other shareholders participation, give to the Group the power to govern the financial and operating policies of an entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

b)    Business combinations
The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Group. Acquisition-related costs are expensed in the consolidated statement of profit or (loss) and other comprehensive (loss)/income as incurred.

If the business combination is achieved in stages, the fair value at the acquisition date of the interest previously held by the Group is valued again at fair value at the acquisition date through consolidated statement of profit or (loss).

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is considered as an asset or liability is recognized in accordance with IFRS 9 either in the consolidated statement of profit or (loss) or as a change to the consolidated statement of other comprehensive (loss)/income. Contingent consideration classified as equity is not remeasured and its subsequent settlement is recognized in equity.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the amount of any non-controlling interests in the acquiree, over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the consideration price is lower than the fair value of the net assets of subsidiaries acquired, the excess is recognized in consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Business combinations involving entities under common control are recognized as follows: all assets and liabilities are recorded at book value and the difference between the cost of investment and net equity of the entity acquired is recorded as an equity transaction in the statement of changes in equity.
A list of the subsidiary companies of the Group are:

The Group	Country of registration	Participation in share capital		Principal activity and status
		2021	2020
		%	%
Arrival Ltd	UK	100	100	R&D
Arrival Robotics Ltd (previously named TRA Robotics Ltd)	UK	100	100	R&D

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group	Country of registration	Participation in share capital		Principal activity and status
		2021	2020
		%	%
Arrival R Ltd (previously named Roborace Ltd)	UK	100	100	R&D
Arrival Jet Ltd	UK	100	100	R&D
Roborace Ltd	UK	100	100	R&D
Arrival Automotive UK Ltd	UK	100	100	Manufacturing
Arrival Solutions UK Ltd	UK	100	100	Services
Arrival Mobility Ltd	UK	100	100	Services
Arrival Vault UK Ltd	UK	100	100	Services
Arrival Elements B.V.	NL	100	100	Distributor
Arrival USA Inc (previously named Roborace Inc)	US	100	100	R&D
Arrival Automotive USA Inc	US	100	100	Manufacturing
Arrival Vault Inc (previously named ARSNL Merger Sub Inc)	US	100	—	Holding
Roborace Inc	US	100	100	R&D
Arrival Solutions USA Inc	US	100	100	Services
Arrival Automotive PTE Ltd	SGP	100	100	Acquisition and holding of participating interests
Arrival RUS LLC (previously named Arrival Software LLC)	RUS	100	100	R&D
Arrival Robotics LLC (previously named TRA Robotics LLC)	RUS	—	100	Disposed – July 5, 2021
Arrival Germany GmbH	GER	100	100	R&D
Arrival Automotive Germany GmbH	GER	100	100	Manufacturing
Arrival Solutions Germany GmbH (previously named Cybernation Germany GmbH)	GER	100	100	Services
Arrival Israel Ltd	IL	100	100	R&D
Arrival LT UAB	LT	100	100	R&D
Arrival (previously named Arrival Group S.A.)	LUX	—	100	Holding
Arrival Luxembourg S.à r.l	LUX	100	—	Holding
Arrival Automotive ES S.L.	ES	100	—	Manufacturing
Arrival Lab ES S.L.	ES	100	—	R&D
Arrival Automotive (Mauritius) Ltd	MUR	100	—	Manufacturing
Arrival International	MUR	100	—	Share service centre
Arrival Automotive EV Parts Procurement (Shanghai)	CNY	100	—	Manufacturing
Arrival Elements AU Pty Ltd	AUD	100	—	Distributor
Arrival Automotive AU Pty Ltd	AUD	100	—	Manufacturing
Arrival Automotive India Private Ltd	INR	100	—	Manufacturing
Arrival India Private Ltd	INR	100	—	R&D
Arrival Elements MX	MNX	100	—	Distributor

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

c)Transactions eliminated at consolidation
Intercompany balances and any recognized gains and losses or income and expenses arising from intercompany transactions are eliminated during the preparation of the consolidated financial statements. Unrealized gains arising from transactions with associate companies are eliminated to the extent of the Group’s interest in the net assets of the associate company. Unrealized losses are eliminated in the same way, but only to the extent that there is no evidence for impairment.

Foreign currencies

1.Foreign currency transactions
Transactions in foreign currencies are initially translated to the functional currency using the exchange rate of the day of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency of the Company at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in consolidated statement of profit or (loss) and other comprehensive (loss)/income.

2.Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US Dollar at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into US Dollar at the average rate of the year. Foreign currency differences are recognized in Other Comprehensive Income (“OCI”) and accumulated in the translation reserve, except to the extent that the translation difference is allocated to Non-Controlling Interest (“NCI”).

When a foreign operation is disposed of in its entirety or partially such control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to consolidated statement of profit or (loss) and other comprehensive (loss)/income. as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Foreign exchange gains and losses are presented on a net basis in the consolidated financial statements.

The rates applied to convert the foreign operations into USD are presented in note 4.

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, the foreign currency differences arising from such items form part of the net investment in the foreign operation. Accordingly, such differences are recognized in OCI and accumulated in the translation reserve.

Property, plant and equipment

Each class of property, plant and equipment is carried at historical cost less, where applicable, any accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The depreciation rates for property, plant and equipment are as follows:

	Depreciation method	Depreciation Rate
Plant and machinery	Straight line	20%
Factory equipment	Straight line	10%
Furniture & Fittings	Straight line	20%
Computer equipment	Straight line	33%
Motor vehicles	Straight line	20%

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate. When an asset is disposed, the gain or loss is calculated by comparing proceeds received with its carrying amount and is taken to consolidated statement of profit or (loss).

Assets that have been acquired but are not ready for use as intended by management are not depreciated. Leasehold improvements under construction are also not depreciated. Leasehold improvements that are available for use are depreciated over the shorter of their useful economic life and the duration of the lease.

The right-of-use assets for leases is depreciated over the shorter of their useful economic life and the duration of the lease.

Depreciation is presented in administration expenses. Depreciation of assets used in the development of products is capitalized (see note 20C).

Intangible fixed assets and goodwill

Intangible fixed assets are valued at their purchase price and consist of directly attributable costs of development of integrated technology and prototypes for the vehicles including costs incurred towards the testing of the vehicle, less accumulated amortization and accumulated impairment losses. Where factors, such as technological advancement or changes in market price, indicate that the residual value or useful life have changed, the residual value, useful life or amortization rate are amended prospectively to reflect the new circumstances. The assets are reviewed for impairment if the above factors indicate that the asset may be impaired.

Expenditure on research activities is recognized in the consolidated statement of profit or (loss) as an expense as incurred.

Intangible assets under development involve design for, construction or testing of the production of a new or substantially improved products or processes. The expenditure recognized includes the cost of materials, direct labor, directly attributable overheads and borrowing costs.

Development costs are capitalized when the criteria of IAS 38 are met. To meet the recognition criteria of IAS 38, the Group has to demonstrate the following : (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) the intention to complete the intangible asset and use or sell it; (3) the ability to use or sell the intangible asset; (4) how the intangible asset will generate probable future economic benefits; (5) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (6) the ability to measure reliably the expenditure attributable to the intangible asset during its development. Other development expenditures that do not meet the criteria of capitalization of IAS 38 are recognized in the consolidated statement of profit or (loss) as an expense as incurred.

There will be no amortization until the asset is completed. Capitalized development expenditures are stated at cost less accumulated impairment losses.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
Intangible assets are amortized as follows:

	Amortization method	Amortization Rate
Trademarks and Patents	Straight line	3-10 years
Software	Straight line	33.33% or over the period which any licenses cover

The amortization of intangible assets is presented in administration expenses. Goodwill is P1Y amortized.

In a business combination, goodwill represents the excess of the consideration paid over the fair value of the net identifiable assets, liabilities and contingent liabilities of the entity acquired.

Goodwill is stated at cost, less accumulated impairment losses.

Goodwill and intangible impairment testing is performed annually or more frequently if events or changes in circumstances indicate possible impairment. The carrying amount of goodwill and intangibles are compared with the recoverable amount which is the higher of the value in use and the fair value less cost to sell.

Borrowing costs

Borrowing costs are interest and other costs that an entity incurs in connection with the borrowing of funds and such costs are generally expensed as incurred. If such borrowing costs are directly attributable to the acquisition, construction or production of a qualifying asset, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, the borrowing cost form part of the cost of that asset and are capitalized as part of the respective asset`s acquisition or production cost. When funds are borrowed for general purpose but used to obtain a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to all borrowings that were outstanding during the period.

Trade and other receivables

Trade and other receivables without significant financing components are initially measured at the transaction price. Other receivables which have significant financing components, are initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issue.

The amount of ECL allowance for trade and other receivables represents the difference between the carrying amount and the recoverable amount, which is equal to the present value of the estimated cash flow.

Amounts receivable in more than one year are presented in non-current assets and they are measured at amortized cost.

Financial Assets

The Group classifies its financial assets as assets measured at amortized cost. Financial assets measured at amortized cost are held under the business model that is aimed at collecting contractual cash flows. The cash flows of the financial assets relate solely to payments of the principal and interest on the principal amount.
Financial assets recognized at amortized cost are initially measured at fair value less costs that are directly attributable to the acquisition or issue of the financial asset. Subsequently they are adjusted to the payments received and the cumulative amortization of any difference between the original amount and the amount repayable at maturity, using the effective interest method over the term of the financial asset. Interest income from these financial assets is included in finance income. When there is a difference between the fair value and the amount of the transaction at initial recognition, this difference is recognized in finance income or expenses in the consolidated statement of profit or (loss).

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement of fair value

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Standards, including the level in the fair value hierarchy in which the valuations should be classified. Significant valuation issues are reported to the those charged with Governance.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventory is determined using the first-in first-out basis and is net of any rebates and discounts received. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs to make the sale. At the reporting date inventory is written down through an obsolescence provision if necessary. When such provision is recognized it is presented as expense in the consolidated statement of profit or (loss).

Cash and cash equivalents and Cash flow statement

Cash and cash equivalents, for the purpose of preparing the statement of cash flows, comprise cash in hand and at banks and short-term deposits expiring not more than three months after the acquisition date. Long term deposits are presented on the Balance Sheet as trade and other receivables, as these deposits are not liquid investments. For the purposes of preparing the statement of cash flows, transactions occurred within such long-term deposits appear within cash flows used in operations.

Impairment of non-financial assets

The carrying amount of the Group’s assets are reviewed at each reporting date to determine whether there is any indication of impairment in the value of the assets. If such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of an asset is determined as the higher of its net selling price in an arm’s length transaction and the present value of the estimated future cash flows from the continued use of the asset and its sale at the end of its useful life. When the recoverable amount of an asset is lower than its carrying amount, the difference is recognized as an expense in the Consolidated statement of profit or (loss) of the year.

The recoverable amount is the higher of its fair value less costs of disposal and its value in use. Arrival determines the recoverable amount as fair value less costs of disposal and compares this with the carrying amount of the respective cash

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
generating unit or the respective asset. The fair value less costs of disposal is measured by discounting future cash flows using a risk-adjusted discount rate. Future cash flows are estimated on the basis of our business plan, adjusted for certain market assumptions which have a detailed planning horizon of seven years. Periods not included in the detailed planning horizon are taken into account by determining their residual value. If the carrying amount exceeds the recoverable amount an impairment loss is recognized. The calculation of the value in use and the fair value less costs of disposal is most sensitive to changes in the following assumptions: (1) Expected future cash flows (2) The risk-adjusted discount rate (3) The terminal growth rate.

At each reporting date an assessment is made to determine whether there is any indication that impairment losses recognized in earlier periods no longer exist. In this case a reversal of the previously recognized impairment loss is recognized but only up to a maximum of the amortized historical cost in the current period. Impairment losses on goodwill are not reversed.

Impairment of financial assets

IFRS 9 requires that a valuation allowance for expected credit losses (“expected loss model”) is recognized for all financial assets measured at amortized cost or at fair value through other comprehensive income.

The valuation allowance for the expected credit losses (“ECL”) is recognized upon initial recognition of the financial assets, and at each reporting date the valuation allowance for the ECL is reassessed and adjusted if a material change has occurred. In this case the instruments updated future fair value is discounted using its effective interest rate which was determined at the instruments initial recognition. The difference between the loans previous carrying amount and its updated present value is recognized through profit or loss.

The Group considers a wide range of information when assessing credit risk and measuring expected credit losses, including past events and current conditions, but also reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument. Based on the instruments expected credit quality, it must be differentiated between the following three conditions.

Stage 1 financial assets are those which credit quality has not deteriorated significantly since initial recognition or that have a low credit risk. Stage 2 financial assets are those that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low. Stage 3 covers financial assets for which objective evidence of impairment are present at the reporting date. For all assets within the first category (Stage 1) “12-month expected credit losses” are recognized. For all assets within the second category we recognize “lifetime expected credit losses”. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Instruments within the scope of these requirements include loans that were granted to some employees in connection with Arrival`s Restricted Share Plan (RSP). For estimating the expected credit loss for such loans, the standard requires usage of forward-looking estimates which are subjective in nature. We have obtained the valuation inputs and determined the fair value and the expected credit losses for the RSP loans with the help of a professional third-party valuation expert. More information about such loans (RSP loans) can be found in the section “Trade and other receivables”.

Share capital

Ordinary shares and preferred A shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options which vest immediately are recognized as a deduction from equity, net of any tax effects.

Share premium is the difference between the fair value of the consideration receivable for the issue of shares and the nominal value of the shares.

Treasury Shares are ordinary outstanding shares that are held by the issuing company. When such ordinary shares are subsequently reissued any consideration received is included in equity attributable to the owners of the Company.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
Trade and other payables

Trade and other payables are initially recognized at their fair value and subsequently measured at amortized cost.
Trade and other payables are classified as current liabilities unless the Group has the right, unconditionally, to postpone the repayment of the liabilities for at least twelve months after the reporting date.

Interest income and expense

Interest income and expense are recognized within `finance income’ and `finance expense’ in Consolidated statement of profit or (loss) using the effective interest rate method.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability.

When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Government grants

The Group recognizes an unconditional government grant relating to development in the consolidated statement of profit or (loss) by deducting the grant from the related expense when the grant becomes receivable. Government grants which become receivable and relate directly to capital expenditure are credited to fixed assets (assets under construction). The Group considers that a grant becomes receivable when it is reasonably certain that the amount will be received.

Leases

1.Definition of a lease

The Group assesses whether a contract is or contains a lease based on the definition of a lease under IFRS 16. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

2.Leased assets

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative prices. However, for the leases of property the Group has elected not to separate non‐lease components and account for the lease and non‐lease components as a single lease component.

The Group recognizes a right‐of‐use asset and a lease liability at the lease commencement date. The right‐of‐use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right‐of‐use asset is subsequently depreciated using the straight‐line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right‐of‐use asset reflects that the Group will exercise a purchase option.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

In that case, the right‐of‐use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right‐of‐use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at the discount rate implicit in the lease if that rate can be readily determined, otherwise the lease’s incremental borrowing rate is used. The Group in 2019 determined its incremental borrowing rate by obtaining interest rates from various external financing sources and made certain adjustments to reflect the terms of the lease and type of the asset leased. For 2020 and 2021, in the absence of external borrowing and Group’s credit risk, the Group has calculated its incremental borrowing rate based on property yields adjusted for economic environment and duration of the leases.
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments, less any lease incentives receivable; and
•amounts expected to be payable under a residual value guarantee.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right‐of‐use asset or is recorded in the Consolidated statement of profit or (loss) if the carrying amount of the right‐of‐use asset has been reduced to zero.

3.Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Share-based payments

Share-based compensation benefits are provided to employees via the Arrival Share Option Plan (“SOP”), Restricted Stock Unit (“RSU”) and Arrival Restricted Share Plan (“RSP”). Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

The grant date fair value of share-based payments awards granted to employees is recognized as an employee expense or it is capitalized as part of the development cost, with a corresponding increase in equity, over the vesting period. For awards that are vested on grant date, the services received are recognized in full, with a corresponding increase in equity. The fair value of the awards granted is measured using an option valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognized as an expense is adjusted to reflect the revised estimated number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with non-vesting and market conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments

Derivative financial instruments are measured at fair value on the basis of published market prices if such are available for the respective instrument. If there is no quoted price on an active market, other appropriate valuation methods are applied. Appropriate valuation methods take all factors into account that independent, knowledgeable market participants would consider in arriving at a price and that constitute recognized, established economic models for calculating the price of financial instruments.

If the Arrival group enters into a hedging relationship and if all the requirements for hedge accounting would be satisfied, the derivatives for hedging would be classified as “derivative financial instruments as an effective part of a hedging relationship”. As of December 31, 2021, none of the Group entities had entered into any derivative financial instrument to hedge market risks.

Derivatives that do not meet the criteria for hedge accounting are presented in the category “at fair value through profit or loss”. Changes in fair value are then recognized directly in the Consolidated statement of profit or (loss). Arrival entered into derivative transactions through the issuance of warrants and through the issuance of convertible notes which include embedded derivatives. The derivatives, the warrants and the embedded derivative, are accounted for at fair value through profit and loss. All such instruments are further described below in the sections “Convertible notes”, “Use of estimates and judgements”, “Loans and Borrowings”, “Warrants”, and “Financial Instruments – Fair Values”.

Convertible notes

Upon initial recognition of convertible notes, the Company determines whether the convertible notes consist of liability and equity components, or if both components represent liabilities. Convertible notes which provide conversion into a variable number of shares are classified as hybrid financial instruments and the conversion option is separated from the host contract and accounted for as an embedded derivative. The conversion rate and price of the convertible notes that were issued on November 23, 2021, are subject to adjustment for certain contractually labelled “dilutive events” like issuance of share dividends on ordinary shares, issuance of certain rights or warrants, subdivisions, combinations, distributions of capital shares, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers. As such features constitute a conversion into a variable number of shares, the Company separately accounted for the conversion feature as a derivative liability recorded at fair value and marked-to-market at each reporting date with the changes in the fair value reported in finance income or finance cost affecting profit or loss and total comprehensive income. The host contract is accounted for at amortized historical cost using the effective interest rate method. Upon settlement, Arrival may choose to pay or deliver, either cash (“cash settlement”), ordinary shares (“physical settlement”) or a combination of cash and ordinary shares (“combination settlement”).

Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. The income tax expense or income for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred taxes and liabilities attributable to temporary differences and to unused tax losses. Current tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries operate and generate taxable income.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxing authority.

R&D Tax Credits

UK registered entities in the Group are eligible to apply for a credit from the UK tax authorities calculated based on the cost of specific qualifying research and development activities in the period (“R&D Tax Credits”). The calculation of these tax credits, and the approval of them by the tax authorities, is uncertain, as it requires the approval from the UK authorities that all conditions are met. Research and Development Expenditure Credit (“RDEC”) and Small and Medium Enterprise credits (“SME credit”) are recognized as tax receivable when it is reasonably certain that the amount will be received from Her Majesty’s Revenue and Customs (“HMRC”).

Events after the reporting date

Assets and liabilities are adjusted for events which occurred in the period between the reporting date and the date the financial statements are approved by the Board when such events provide evidence of conditions that existed at the end of the reporting period.

Use of estimates and judgements

The preparation of consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB) requires from Management the exercise of judgment, to make estimates and assumptions that influence the application of accounting principles and the related amounts of assets and liabilities, income and expenses.

The estimates and underlying assumptions are based on historical experience and various other factors that are deemed to be reasonable based on knowledge available at that time. Actual results may deviate from such estimates. A higher degree of judgement has been applied to:

Impairment testing

In addition to evaluating assets when a trigger for impairment occurs, Arrival performs annual impairment testing for its CGUs with in progress R&D assets. As described in note 6 and 7 of the consolidated financial statements, the Company has fully impaired two of its cash generating units. in respect of Charging stations and Roborace at year end for a total impairment expense of USD 20,511,493.

The Group has tested its Automotive Cash generating unit for impairment as at December 31, 2021. Automotive cash generating unit (‘AUTO CGU’) consists of intangible assets of USD 414,674,000 and tangible assets of USD 271,607,000. Management have performed a fair value less cost to sell model for the purpose of performing an annual impairment assessment of the Auto CGU.

Considering there is only one remaining CGU as at the balance sheet date i.e AUTO CGU, in accordance with IFRS 13 management used a valuation technique based on the quoted market price for the Company’s equity shares to determine best estimate of the fair value less cost to disposal of the CGU. Management has compared the fair value less cost of disposal with the carrying value of the Auto CGU and noted that based on this evaluation no impairment was considered necessary. The market capitalization as at December 31, 2021 was USD 4,724,871,702 the equivalent of EUR 4,175,354,528.

In addition management has identified two leases that are not expected to generate future cash inflows and thus these have also been impaired. Further information on the impairment of non-financial assets is included in notes 6 and 7.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized assets in the course of construction

Management uses judgement to determine when a project has reached the development phase, to ascertain the technical feasibility of the projects, ability to use or sell the asset and reliably measuring the cost capitalized in accordance with the criteria for capitalization for development expenditure per IAS 38 as listed in the accounting policy above. Management estimates the cost to completion and probable future cash flows that will flow in order to determine if the project is economically viable. If the conditions are met and it is believed that there is a market for the product under development, then all directly attributable costs relating to the project are capitalized.

Share based payments

In determining the value of the SOP 2020 (see note 23), management used the following assumption: a) participants that will resign before 1 year of service or before the milestone dates are achieved: 4.3% and 13.75% respectively. The estimation was performed based on latest available information on the staff turnover of the Group, and b) the date that milestones will be achieved.

As of December 31,2021, Management reassessed the dates the production rate and the contribution milestones based on the latest business plan and concluded that these will be achieved in October 2023 and November 2024 respectively. The impact of the new estimate is included in note 23.

Reasonably possible changes at the reporting date to one of the relevant assumptions, holding other assumptions constant, would have affected the share based payments by the amounts shown below:

	December 31, 2021
in thousands of USD	Increase	Decrease
Resign before the milestone dates (1% movement)	(177)	180
Milestones be achieved (6 months earlier or 6 months later)	(1,344)	1,898

Employee loans

Participants in the RSP have received interest bearing and interest free loans, all provided on a full recourse basis. For the determination of fair value at initial recognition of loans granted to employees, employees of Kinetik and ex-employees (together referred to as “Wider Group Employees”), at the date of the loan issuance management has initially used the following assumptions: 1) Redemption of loans: loans repayable in October 2021 will be repaid at the maturity of the loans. Loans with maturity in October 2030, it was estimated that these loans will be repaid in Q3 2022. 2) Risk free rate: The zero-coupon German government bond with a maturity commensurate to the expected terms has been used. 3) Volatility of RSU price: Same assumptions have been used as per share-based payments (see note: 23). 4) Initial savings at loan issue: OECD data for the United Kingdom, Germany and the USA regarding average household financial assets, average proportion of household financial assets that are cash or deposits and average wages as well as average loan value for the borrowers as a percentage of their salary have been used. 5) Annual increase in savings: management has also used the OECD data on average wages, average disposable income, average savings as a percentage of disposable income and scaled up for the average loan value for the borrowers as a percentage of their salary.

As described in Note 9, as of September 30, 2021, Arrival has signed new loan agreements with the RSP participants that were expiring in October 2021, in order to re-finance these loans of the employees.

As of December 31, 2021 the share price of the of Group has significantly decreased and this reduction has continued in 2022. As a result of the share price reduction, management has reassessed the expected redemption date of all loans. Arrival has signed new loan agreements on April 8, 2022 which extended the maturity of the loans maturing in October 2022 to October 2027. Whilst the extension of the loan in 2022 is not an adjusting subsequent event for the purpose of calculating the value at amortized cost, Arrival has considered this in evaluating recoverability of the loan using expected

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
credit loss model under IFRS 9. It is now assumed that with a probability of 20% the loans will be redeemed at the end of 2023, with a probability of 20% at the end of 2024, with a probability of 30% at the end of 2025, and with a probability of 30% their redemption is expected to occur at the end of 2026. For the one year loans extended the Company recorded an impairment of USD 13,117,000 and post the impairment charge the fair value of these loans equals to the amortized cost less expected credit loss. The fair value and the carrying value of the loans maturing in October 2027 loans amounts to USD 20,582,787.

For the 10 year loans, the fair value of the loans, as of December 31, 2021, was estimated using the Black-Scholes-Merton option pricing methodology (“BSMOPM”). Weighted by the probability of the before mentioned expected redemption dates, we conclude, based on the result of the BSMOPM, that the fair value for these loans amounts to USD 2,347,153.

To determine the amortized cost less ECL of the loans management has used the following assumptions: 1) Redemption of loans: loans will be repaid at the maturity. 2) Risk free rate: The zero-coupon German government bond with a maturity commensurate to the expected terms has been used. 3) Volatility of share price: 102%. 4) Initial savings at loan issue: OECD data for the United Kingdom, Germany and the USA regarding average household financial assets, average proportion of household financial assets that are cash or deposits and average wages as well as average loan value for the borrowers as a percentage of their salary have been used. 5) Annual increase in savings: management has also used the OECD data on average wages, average disposable income, average savings as a percentage of disposable income and scaled up for the average loan value for the borrowers as a percentage of their salary. The OECD data used in the valuation model are as of 2019 and 2020. The same assumption were used for determining the fair value of the 10 year loans as of December 31, 2021.

Changes in the estimate of one or more of those inputs can result in a significantly higher or lower ECL. It is also expected that there are interrelationships present between the unobservable inputs used in the fair value measurement. This means that if one of the input factors changes it would be likely that this would influence the other input factors as well. The expected redemption date, the expected share price volatility, and the expected savings rate are considered as the most significant unobservable inputs used in the fair value measurement of the employee loans.

The base scenario considers a weighted average expected share price volatility of 106%, a weighted average expected term of the loans until redemption of 3.56 years, and a weighted average savings rate of 29% of the total loan value for the loans expected to mature in 2027 and of 55% for the loans maturing in 2030.

The following table displays the sensitivity of the employee loans amortized cost less ECL to a change in the expected share price volatility:

in thousands of USD		Amortized cost of loans less ECL maturing in
Expected volatility	Change	2027	2030
Base case	(20)%	23,699	2,560
Base case	(10)%	22,075	2,450
Base case	—%	20,583	2,347
Base case	10%	19,224	2,252
Base case	20%	17,999	2,167

The following table displays the sensitivity of the employee loans amortized cost less ECL to a change in the expected redemption date:

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

in thousands of USD	Change	Amortized cost less ECL of loans maturing in
Expected term	in years	2027	2030
Base case	-0.5	22,135	2,434
Base case	-0.25	21,020	2,367
Base case	0	20,583	2,347
Base case	+0.25	20,410	2,347
Base case	+0.5	20,416	2,358

The following table displays the sensitivity of the employee loans amortized cost less ECL to a change in the employee’s expected cumulative savings at redemption:

in thousands of USD	Change	Amortized cost less ECL of loans maturing in
Cumulative savings	in years	2027	2030
Base case	-0.5	17,584	2,103
Base case	-0.25	19,093	2,226
Base case	0	20,583	2,347
Base case	+0.25	22,053	2,365
Base case	+0.5	23,501	2,580

Embedded derivatives

For the valuation of the derivative liability that is embedded in the convertible notes the Company used the Monte Carlo Simulation option pricing methodology (”MCSOPM”). The unobservable inputs are the risk-free rate, the expected share price volatility, the expected exercise period, and the conversion rate. The risk-free rate is based on the market yield on US government debt with a maturity commensurate to the expected term of the conversion option. The expected share price volatility was estimated based on the average historical volatility observed across selected comparable quoted companies, calculated based on weekly price movement over a period in line with the expected term of the conversion options. For the expected exercise period it was assumed that the exercise will take place at the earliest opportunity as this would be economically most beneficial for Arrival, i.e. as soon as the conversion threshold is met during Arrival`s redemption window, which lies between December 6, 2024, and December 1, 2026.

For the development of the above inputs management has engaged a professional third-party service provider. Changes in the estimate of one or more of those inputs can result in a significantly higher or lower fair value measurement. It is also expected that there are interrelationships present between the unobservable inputs used in the fair value measurement. This means that if one of the input factors changes it would be likely that this would influence the other input factors as well. The expected exercise period and the expected share price volatility are considered as the most significant unobservable inputs used in the fair value measurement of the embedded derivatives. It can be assumed that a change in the expected share price volatility influences the exercise period reflecting an interrelationship between these two unobservable inputs.

The base scenario considers an expected share price volatility of 101% and assumes that Arrival redeems early, resulting in a fair value of the derivative liability of USD 118,600,000 as of December 31, 2021. The following table displays the impact on the derivatives fair value in percent of the base value if one or more of the unobservable inputs are changed.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

		Expected volatility
		81%	91%	101%	111%	121%
Exercise profile	Holder exercises early	50.4%	54.5%	58.2%	61.6%	64.9%
	Arrival redeems early	80.6%	93.3%	100.0%	107.7%	115.0%
	Exercise at maturity	93.3%	104.6%	114.8%	123.8%	131.7%

The above sensitivity results are derived from 50,000 simulations of the MCSOPM for each pair of inputs. The exercise profiles reflect the following assumptions:

•Holder exercises early: the holder exercises the conversion rights at the earliest opportunity after March 31, 2022, when the conversion threshold is met.
•Arrival exercises early: Arrival serves a redemption notice at the earliest opportunity after December 1, 2024, when the conversion threshold is met, triggering exercise by the holders.
•Maturity: The conversion rights are exercised immediately after Arrival serves a redemption notice at maturity on December 1, 2026, regardless of whether earlier exercise or redemption is possible.

Based on the above sensitivity analysis a reduction of the expected volatility e.g., to 81% of the currently assumed volatility while keeping the exercise profile unchanged would result in a fair value of the embedded derivative liability amounting to 80.6% of its fair value as obtained in the base scenario so that the fair value of the embedded derivative liability would be reduced from currently USD 118,600,000 to USD 95,591,600. If the assumed volatility would increase to 121%, the fair value of the embedded derivative liability would consequently increase to USD 136,390,000.

Warrants

Arrival issued public and private warrants which are convertible into ordinary shares. All public and some of the private warrants were redeemed in 2021 so that only private warrants are outstanding as of December 31, 2021. The conversion of such warrants into ordinary shares is set out in the consolidated statement of changes in equity and the cash paid for the redemption of the warrants is disclosed in the consolidated statement of cash flows. As of December 31, 2021, no public warrants were outstanding and the fair value of the private warrants is not material to the consolidated financial statements. However fair value of the private warrants was a critical estimate for the calculation of the listing expense on the date of the business combination.

Arrival accounts for all warrants at fair value though profit or loss and changes in the fair value are recognized within finance income. The public warrants were listed and freely tradable under the ticker “ARVLW” so that their fair value could be derived directly from observable market prices. The fair value of the private warrants is estimated using a Monte Carlo Simulation option pricing methodology (“MCSOPM”). The MCSOPM estimates the value of the private warrants by simulating the future price path of the underlying Arrival shares as a random walk moving with a lognormal distribution between each pricing date. The value of the private warrants is calculated for each simulated price path based on the timing and payoff from exercise of the redemption price. The simulation is repeated numerous times and the average present value of the payoff to the private warrants in all simulations is calculated. An estimate of the fair value of the private warrants is obtained by applying appropriate discounts for lack of marketability (“DLOM”) to the average present value of the payoff.

The most significant inputs used for the MCSOPM are the risk-free rate, the expected average term until exercise, the expected share price volatility over the warrants term to maturity, and the DLOM. The DLOM reflects the fact that the private warrants are not themselves marketable, a feature which makes a private warrant less valuable than an otherwise identical publicly traded warrant. We have estimated the DLOM with reference to the results of the models proposed by Finnerty and Ghaidarov which are consistent with market practice. This valuation methodology follows similar principles than the MCSOPM and utilises the same inputs, i.e. the expected term until exercise and the expected share price volatility

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
over the warrants term to maturity. This ensures that consistent input factors were adopted for both models, the MCSOPM and the DLOM.

All valuation inputs for the private warrants were obtained and the corresponding fair value calculation was performed with the help of an independent third-party valuation expert. The terms of such warrants and a more detailed explanation of the transactions that occurred throughout the year are described in note 16 and some additional disclosures can be found in the notes 13, 14, and in note 22 to the consolidated financial statements. Management has analyzed the requirements of IAS 32 to determine the classification of the Warrants. IAS 32 states that a contract that will be settled for a fixed number of own shares in exchange for a fixed amount of cash is an equity instrument. However, there are several features of the Warrants that break the fix to fix requirement and thus management decided that classifying them as financial liability is the appropriate classification as per IFRS requirements.

Listing expense

Management has computed the listing expense in accordance with IFRS 2. Accounting of reverse merger is a complex accounting topic, wherein, management had to determine the listing expense to the recognized in the income statement based on the fair value of the shared issued net off the net assets acquired and fair value of the warrants issued. Please refer to note 22 for key estimates and judgements used for determination of listing expense.

Functional currency

Management considers change in functional currency as a critical judgement. The details of the factors considered in the change in the functional currency are included note 2 ( functional and presentation currency).

Changes in significant accounting policies

Prior to January 1, 2020, government grants which become receivable and relate to a capital expenditure were recorded to a deferred income account and released to the consolidated statement of profit or (loss) and other comprehensive (loss)/income over the expected useful lives of the relevant assets.

As of January 1, 2020, the Group started recognizing government grants which become receivable and relate to capital expenditure as a reduction of fixed assets. Management decided to implement this change in accounting policy, in 2020, as several of the assets under development may have indefinite useful economic life and such as the deferred income recognized on the balance sheet would not be released. It is considered by changing the accounting policy that this will give a better view of the financial position of the Group. The change of this accounting policy did not have a material impact on the financial statements of the periods prior to January 1,2020.

4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING

Our risk management policy stems from a philosophy of pursuing sustainable growth and creating economic value by managing acceptable risks and opportunities appropriately while avoiding inappropriate risks. As risk management is an integral part of how we plan and execute our business strategies, our risk management policy is set by the Board.

We consider risk management to be an integral part of effective management and internal control. The Company strives for effective risk management to safeguard the assets of the Company and to proactively support the Company’s strategic and compliance initiatives. The goal of our risk management efforts is to help the Company operate more effectively in a dynamic environment by providing a framework for a systematic approach to risk management and exploring opportunities which bear an acceptable level of risk. While the overall risk management policy is set by the Board, the management teams of our individual organizational units are required to implement risk management programs that are tailored to their specific requirements and responsibilities, while being consistent with the overall policy.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (continued)
The Board regularly discusses the operational and financial results as well as the related inherent risks. Our risk management process covers in particular strategic, operational, legal, and compliance aspects as well as capital management and financial risks.

Non-financial risk management

Strategic risks are those risks that are most consequential to the organization’s ability to execute its strategies and achieve its business objectives. Strategic risk management serves to identify, assess and manage the risks inherent in the Group’s business strategy and includes taking swift action when some of those risks materialize. As strategic risks are those that potentially have the most impact on an organizations ability to achieve its business objectives, strategic risk assessments merit the time and attention of executive management and are therefore performed periodically by the Board for the Arrival Group as a whole as well as on individual company level.

Operational risk is the risk of direct or indirect loss arising from a wide variety of causes associated with the Group’s processes, personnel, technology and infrastructure, and from external factors other than financial risks such as those arising from natural disasters, legal and regulatory requirements and generally accepted standards of corporate behaviour. These risks arise from all the Group’s operations. It is the Company`s objective to effectively manage operational risks in a way to balance the threat of direct financial losses and possible reputational damages to the Group while avoiding control procedures that are too costly or restricting the initiative and creativity required to follow a successful development path.

Legal risk, often defined as part of operational risk, includes the risk of financial or reputational loss resulting from any type of legal issue. It can be caused by a variety of factors like claims made against us, the failure to prepare a proper defense to a claim, a change in the law, or failure to take appropriate measures to protect our assets. We are managing our exposure to legal risk through implementing processes and controls for proper legal management like timely and efficient intellectual property registration to safeguard our assets or health and safety training for our employees in order to ensure their well being and to reduce the risks arising from compensation claims.

Compliance risk is the risk of financial loss, including reputational damages, monetary fines and other penalties, which arises from non-compliance with the laws and regulations in the countries we operate. Our compliance risk management strategy is designed to minimize this risk and includes detailed written procedures which are incorporated in many of our processes, comprehensive training for our employees, as well supervision exercised by dedicated compliance personnel. The compliance policies, procedures and training materials are revisited on a regular basis in light of new internal processes or changing regulations.

In order to ensure compliance with the various financial reporting requirements we have set up an accounting control system that is designed to ensure that all business transactions are timely and correctly accounted for and which ensures that reliable data on the Company’s financial situation is readily available. It ensures compliance with legal requirements, accounting standards and generally accepted accounting rules. By separating financial functions and through ongoing review, we ensure that potential errors are identified on a timely basis and accounting standards are complied with. Our internal control system is considered as an integral component of our overall risk management policy. The purpose of our internal control system for accounting and reporting is to ensure compliance with all legal stipulations applicable in the various countries we operate in and for reporting to the capital markets the strict adherence to International Financial Reporting Standards as issued by the IASB and the uniform application of such accounting standards throughout the entire Group. In addition, we perform regular assessments of material transactions and critical accounting estimates to help identify and minimize any risk with a direct influence on financial reporting. The consolidated financial statements and the financial statements of all material subsidiaries are subject to external audits which act as an independent check and monitoring mechanism of the accounting system and its output.

We periodically monitor changes in accounting standards and obtain the advice of external financial and legal experts to reduce the risk of accounting misstatements in complex issues. As part of its evolution, the Company implements continuous improvements in its risk management and internal control systems.

Risk due to COVID-19 pandemic

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (continued)

The COVID-19 pandemic has created considerable macro-economic uncertainty for all sectors. The immediate risk to the Group is limited due to our ability, in general, to work remotely or to continue working on site in a controlled fashion for critical engineering work. Our Health and Safety team is continuously evaluating the situation as it evolves and adjusts our response accordingly when the risk profile changes.

Furthermore, an analysis was made to assess the impact of COVID-19 on the most significant balance sheet items of our Group:

a.Capitalized development costs - These assets are in relation to projects that will deliver value via electric vehicle production and services for these vehicles starting in 2022. We do not consider that there is any impairment we anticipate that demand for Arrival’s electric vehicles to be largely unimpacted by the pandemic.
b.The Group’s right-of-use assets for leased property is not impacted by COVID-19 as we continue to plan to build micro-factories in these locations. As the activities of the Group has continued to grow over 2021 which required the Group to lease additional premises in UK, USA, Russia, Spain, Israel and Mauritius. As the real estate market has been impacted by COVID-19, this presented us with the opportunity to enter into lease agreements which are more favorable than initially budgeted.

Financial Risk Management

Financial risk comes from a single or a combination of different types of market-related factors associated with financial activities. This risk arises through a possible future change in one or more variables like interest rates, security prices, commodity prices, foreign exchange rates, index of prices or rates, a credit rating or credit index or from a change in some other financial or non-financial variables. Any variations in the cash flow, financial outcomes, and firm-value resulting from the influence of such market-related lead to financial risk.

The Group’s activities expose it to a variety of financial risks and our financial risk management function focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial position, financial performance, and on its cash flows. We closely monitor our exposure and regularly evaluate the opportunities of entering into derivative financial instruments to mitigate such risks. The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. Operationally financial risk management is carried out predominantly by our central treasury department under the policies set by the Board. Its objective is to identify, evaluate, mitigate, and potentially hedge financial risks in close co-operation with the operating units in which such risks arise.

For monitoring purposes the overall financial risk is further divided into liquidity, credit, and market risk (including interest rate risk and foreign currency risk) within the Arrival Group.

This note presents information about our exposure to each of the financial risks and our objectives, policies and processes for measuring and managing such risks. Further quantitative disclosures are included in the respective subsections throughout the notes to the consolidated financial statements.

Liquidity risk

Liquidity risk is defined as the risk of incurring losses resulting from the inability to meet payment obligations in a timely manner when they become due or from being unable to do so at a sustainable cost. The Board has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term liquidity requirements. We manage our liquidity risk by obtaining sufficient funding in a timely manner, maintaining adequate reserves and by monitoring forecasted cash flows at regular intervals. In the financial years 2020 and 2021, the COVID-19 pandemic did not have any material adverse effects on the liquidity of the Arrival Group.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (continued)

During 2021, the Company has increased its liquidity position among others through an increase of its share capital and the issuance of convertible notes. Such transactions are explained in more detail in the respective parts of the notes.

Credit risk

Credit risk arises from the possibility that counterparties to transactions may default on their obligations, causing financial losses for the Group. We have adopted a policy of dealing only with creditworthy counterparties and consider obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. Currently the credit risk arises mainly from cash and cash equivalents as well as from the loans that have been provided to employees as participants of the RSP. The credit risk arising from trade receivables is insignificant as production has not started yet.

All material amounts of cash and cash equivalents are generally held with banks and other financial institutions which are rated as investment grade. Due to this fact and the short remaining maturities we believe that the credit risk pertaining to our cash and cash equivalents is low. No impairments on cash and cash equivalents were identified in the financial year 2021.

In addition, management is monitoring the expected credit risk from the non-repayment of the loans that have been provided to employees as participants of the RSP. These loans are pledged over the shares of the Company and they mature in October 2027 and 2030. Management is closely monitoring all amounts due and takes actions where it is necessary to do so to mitigate its exposure to credit risk.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks. As a result of our business and the global nature of our operations, Arrival is exposed primarily to the market risks from changes in interest rates and foreign currency exchange rates, while commodity price risks arise from procurement. As of December 31, 2021, none of the Group entities has entered into any derivative financial instrument to hedge such risks. The Group`s exposure to interest rate risk and foreign currency risk is continuously monitored by our risk management personnel and we regularly check the opportunities by weighing the costs and potential benefits of entering into a variety of derivative financial instruments to mitigate such risks. As of December 31, 2021, changes to interest rates will not have material impact on the Group.

IFRS 7 requires a sensitivity analysis that shows the impact on income statement and on items recognized directly in other comprehensive income of hypothetical changes of exchange rates in respect of non-functional currency financial assets and liabilities held by the entities of the Group. For the purposes of the sensitivity analysis all other variables are held constant, although, in practice, market rates rarely change in isolation. Financial assets and liabilities held in the functional currency of the Groups’ subsidiaries, as well as non-financial assets and liabilities are not included in this analysis. The Group considers a 10% strengthening or weakening of the functional currency against the non-functional currency of its subsidiaries. The impact is calculated with the reference to the financial assets or liabilities held as at year end. The Group's subsidiaries are mainly exposed to currency risk from fluctuation of EUR against the function currency of the entities of the Group for 2021 and in EUR in 2020. The currency exposure to USD amounts to USD 53.7 million (2020: nil) and the exposure to EUR amounted to USD 1.6 million (2020: USD 8.1 million). All other currency impacts are not expected to be material to the Group.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (continued)
The following table shows the most relevant exchange rates against US Dollar that were used in the presentation of the consolidated financial statements:

		Closing rate December 31		Average rate for the year ended December 31
Country	ISO Code	2021	2020	2021	2020

Australia	AUD	0.725881	n.a.	0.751155	n.a.
China	CNY	0.156923	n.a.	0.155001	n.a.
England	GBP	1.349947	1.364960	1.375630	1.289690
Europe	EUR	1.131610	1.227100	1.183269	1.147000
India	INR	0.013436	n.a.	0.013532	n.a.
Israel	ILS	0.321935	0.311076	0.309246	0.292350
Mauritius	MUR	0.022863	n.a.	0.024009	n.a.
Mexico	MXP	0.048736	n.a.	0.049317	n.a.
Russia	RUB	0.013363	0.013416	0.013567	0.013618
Singapore	SGD	0.739551	0.756628	0.744369	0.726562

The fluctuation of foreign exchange rates resulted in a net foreign exchange gain amounting to USD 3,731,849 which was recognized within finance income (2020: net foreign exchange loss of USD (663,478) ) was recognized within finance costs).

Capital Management

The Board`s capital management objectives are to ensure the Group’s ability to continue as a going concern, to finance its long-term growth, and to achieve and maintain an optimal capital structure through a balanced mix of debt and equity considering the positive effects of the debt tax shield and the additional costs of financial distress that result from increased leverage. For the accomplishment of this objective the Group monitors various internal factors like the development of certain financial ratios over time and also considers external factors like changes in the competitive environment or in the overall economic conditions.

As the Company is still in the development stage, the main focus currently rests with the start of production of our vehicle. Our capital budgeting process is subject to substantial review and governance. The Board approves all major capital plans, including those for key legal entities and businesses and such plans are reassessed and, if the need may be, adjusted periodically.

As of December 31, 2021, the Group did not generate any cash flows from sales as production had not commenced. But as the first initial order of 10,000 vehicles from UPS has been received, which is subject to modification or cancellation at any time, and the first production facilities are almost ready for operations it is expected that cash flow generation will begin in Q3 2022.

5. OPERATING SEGMENTS

A.Reportable segment

Information reported to the Group’s Board (the Chief Operating Decision Maker (CODM)) for the purposes of resource allocation and assessment of segment performance is focused on the research and development of the electric vehicles. The Group has setup entities that will operate in the manufacturing and distribution, however at this stage, the Board reviews all the financial information as a single segment: Automotive.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

5. OPERATING SEGMENTS (continued)

B. Segment data

The following is an analysis of the Group’s segment results for the reportable segment for the years ended 31 December 2021, 2020 and 2019:

In thousands of USD	Automotive	Automotive	Automotive
	2021	2020	2019
Administrative expenses	(171,030)	(86,178)	(35,142)
Research and development expenses	(57,080)	(20,585)	(12,481)
Finance income	174,801	3,100	57
Finance cost	(32,538)	(6,604)	(3,622)
Loss for the year	(1,304,381)	(95,447)	(53,841)
Additions to PP&E and intangibles	406,298	187,208	114,103

The Company provides regularly to the Board, the measure of property, plant and equipment and intangible assets for the Automotive segment. The following table is breakdown of the segment’s balance sheet information for the years ended 31 December 2021 and 2020:

In thousands of USD	Automotive	Automotive
	2021	2020
Balance sheet information
Property, plant and equipment	271,607	138,317
Intangible assets and goodwill	414,674	210,723

C. Geographical information

The Automotive segment is managed on a worldwide basis and operates research and development primarily in the UK, the US, Germany, Lithuania, Russia and Israel. The manufacturing facilities are currently being built in the UK and the US. The geographic information analyzes the Group’s non-current assets by the Company’s country of domicile and other countries. Once revenue has been incurred it is envisaged to present it separately based on the geographic location of the subsidiary generating the revenue. The non-current assets correspond to property, plant and equipment as well as to intangible assets.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

5. OPERATING SEGMENTS (continued)

In thousands of USD	Automotive	Automotive
	2021	2020
Property, plant and equipment
UK	202,077	96,134
US	47,818	30,744
Spain	12,453	—
Russia	6,084	3,461
Others	3,175	7,978
Total	271,607	138,317

Intangible assets and goodwill
UK	414,623	208,742
Others	51	1,981
Total	414,674	210,723

6. PROPERTY, PLANT AND EQUIPMENT

In thousands of USD	Land and Buildings1	Plant and Equipment	Furniture and fittings	Motor Vehicles	Assets under Construction[2]	TOTAL
Cost
At January 1, 2021	114,999	31,848	6,984	738	6,310	160,879
Additions	99,129	19,291	1,913	428	53,549	174,310
Disposals	(144)	(1,095)	(198)	(8)	—	(1,445)
Modification of lease[3]	80	—	—	—	—	80
Cancellation of leases[4]	(4,243)	—	—	—	—	(4,243)
Transfers	933	3,520	—	—	(4,141)	312
Foreign exchange differences	(3,376)	(742)	(101)	(12)	(590)	(4,821)
At December 31, 2021	207,378	52,822	8,598	1,146	55,128	325,072

Depreciation/impairment
At January 1, 2021	(7,912)	(12,665)	(1,713)	(272)	—	(22,562)
Depreciation	(15,549)	(9,449)	(1,583)	(260)	—	(26,841)
Impairment[5]	(4,588)	(2,733)	(210)	(219)	(241)	(7,991)
Impairment reversal	1,045	—	—	—	—	1,045
Cancellation of leases	849	—	—	—	—	849
Disposals	144	995	141	4	—	1,284
Transfers	—	147	(69)	(78)	—	—
Foreign exchange differences	455	244	41	11	—	751
At December 31, 2021	(25,556)	(23,461)	(3,393)	(814)	(241)	(53,465)

Net book Value
At January 1, 2021	107,087	19,183	5,271	466	6,310	138,317
At December 31, 2021	181,822	29,361	5,205	332	54,887	271,607

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

6. PROPERTY, PLANT AND EQUIPMENT (continued)

In thousands of USD	Land and Buildings1	Plant and Equipment	Furniture and fittings	Motor Vehicles	Assets under Construction[2]	TOTAL

Cost
At January 1, 2020	26,901	18,276	3,972	129	1,722	51,000
Additions	57,912	12,093	2,823	95	4,280	77,203
Disposals	—	(180)	(264)	—	—	(444)
Modification of lease[3]	28,108	—	—	—	—	28,108
Additions through business combinations under common control	—	160	150	450	—	760
Transfers	(2,078)	—	—	—	—	(2,078)
Additions through business combinations	189	842	5	12		1,048
Foreign exchange differences	3,967	657	298	52	308	5,282
At December 31, 2020	114,999	31,848	6,984	738	6,310	160,879

Depreciation/impairment
At January 1, 2020	(3,987)	(6,723)	(970)	(60)	—	(11,740)
Additions through business combinations under common control	—	(68)	(27)	(107)	—	(202)
Depreciation	(7,062)	(5,716)	(904)	(83)	—	(13,765)
Modification of lease[3]	1,278	—	—	—	—	1,278
Transfers	2,078	—	—	—	—	2,078
Impairment	—	(29)	—	—	—	(29)
Disposals	—	180	259	—	—	439
Foreign exchange differences	(219)	(309)	(71)	(22)	—	(621)
At December 31, 2020	(7,912)	(12,665)	(1,713)	(272)	—	(22,562)

Net book Value
At January 1, 2020	22,914	11,553	3,002	69	1,722	39,260
At December 31, 2020	107,087	19,183	5,271	466	6,310	138,317
1.Land and Building comprise cost of right-of-use assets of properties for USD 204,710,363 (2020: USD 107,330,865), accumulated depreciation for USD 22,682,728 (2020: USD 7,523,468) and accumulated impairment for USD 3,260,075 (2020: USD nil).
2.Assets under construction classified under property, plant and equipment are assets bought and/or lease hold improvements that are not ready for use. Additions to assets under construction include capitalized borrowing costs directly related to the building of the factories for USD 134,016 (2020: USD nil), calculated using a capitalization rate of 21%.
3.During 2020, the Group has entered a number of new leases and amended several existing agreements. The Group has entered into 4 lease agreements in the USA which have a right-of-use assets of USD 27,264,190. In addition, the Group has leased office and factory buildings in the UK of total right-of-use asset value of USD 28,311,401. Due to the growth the Group, we have renegotiated several of the existing lease agreements, which resulted in obtaining better terms and at the same time extent the period of the lease terms. The total modification of the lease amounted to USD 28,108,382 of cost and USD 1,277,758 of accumulated depreciation. In 2021, the Group entered into several lease agreements a total amount USD 88,313,447. These additions are related, mainly, to offices and workshop spaces in the UK for USD 71,901,364, to a workshop space in Spain for USD 13,587,608 and in Russia for USD 26,208,881.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

6. PROPERTY, PLANT AND EQUIPMENT (continued)
4.Cancellation of leases relate to the cancellation of 3 leases in the UK, the net book value of the right-of-use assets cancelled amounted to USD 3,395,116 resulting in a gain of USD 1,297,784.
5.Impairment of right-of-use assets booked in 2021 relate mainly to right-of-use assets of leases in Germany under dispute for USD 2,158,506, to a workshop space in the US for USD 1,103,627 and to a lease in Israel for USD 854,051 being part of the fixed assets of the Charing Stations cash generating unit impaired. The impairment of right-of-use asset related to the workshop space in the US was reversed in the same year as the group assessed that the circumstances that initially led to booking the impairment do no longer exist at December 31, 2021.
An impairment loss of USD 4,634,110 was recorded related to the property, plant and equipment of Charging Stations and Roborace cash generating units.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
7. INTANGIBLE ASSETS AND GOODWILL

In thousands of USD	Goodwill	Assets under construction[1]	Patent, trademarks and other rights	Software	TOTAL
Cost
At January 1, 2021	35	256,200	573	5,575	262,383
Additions	—	225,885	—	6,103	231,988
Transfers	—	(311)	—	(385)	(696)
Disposals	—	(834)	—	(284)	(1,118)
Foreign exchange differences	(3)	(7,099)	(5)	(168)	(7,275)
At December 31, 2021	32	473,841	568	10,841	485,282

Amortization/impairment
At January 1, 2021	(2)	(49,058)	(102)	(2,498)	(51,660)
Amortization	—	—	(73)	(2,698)	(2,771)
Disposals	—	—	—	276	276
Transfers	—	—	—	385	385
Impairments	—	(17,243)	(325)	—	(17,568)
Foreign exchange differences	—	653	6	71	730
At December 31, 2021	(2)	(65,648)	(494)	(4,464)	(70,608)

Net book Value
At January 1, 2021	33	207,142	471	3,077	210,723
At December 31, 2021	30	408,193	74	6,377	414,674

In thousands of USD	Goodwill	Assets under construction[1]	Patent, trademarks and other rights	Software	TOTAL
Cost
At January 1, 2020	7	140,353	117	2,690	143,167
Additions	30	105,519	—	2,643	108,192
Additions through business combinations under common control	—	—	414	—	414
Additions through business combinations	—	—	—	5	5
Transfers	(4)	—	—	—	(4)
Disposals	—	—	—	(11)	(11)
Foreign exchange differences	2	10,328	42	248	10,620
At December 31, 2020	35	256,200	573	5,575	262,383

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
7. INTANGIBLE ASSETS AND GOODWILL (continued)

In thousands of USD	Goodwill	Assets under construction[1]	Patent, trademarks and other rights	Software	TOTAL
Amortization/impairment
At January 1, 2020	(7)	(47,125)	(19)	(1,371)	(48,522)
Amortization			(31)	(1,024)	(1,055)
Additions through business combinations under common control	—		(44)	—	(44)
Transfers	5	—	—	—	5
Disposals	—	—	—	5	5
Impairment	—	(420)			(420)
Foreign exchange differences	—	(1,513)	(8)	(108)	(1,629)
At December 31, 2020	(2)	(49,058)	(102)	(2,498)	(51,660)

Net book Value
At January 1, 2020	—	93,228	98	1,319	94,645
At December 31, 2020	33	207,142	471	3,077	210,723
1.Assets under construction include all costs of projects that are in development phase. The projects under development relate to electric vehicles, electric vehicle components and software. Assets under construction include equipment, tolling and parts that have been acquired during which will be used for the development of Arrival's projects. The amount of these additions during the year amounted to USD 41,977,833 (2020: USD 18,175,106).

Additions to assets under construction are net of grants and research and development tax incentives and grants of USD 16,602,818 (2020: USD 7,718,004).

We record impairment losses on long-lived assets and internally developed intangibles, when events and circumstances indicate the assets may be impaired. In the fourth quarter, the company assessed that two projects were no longer considered core projects that we plan to complete. These assets were therefore impaired. An impairment loss of USD 16,126,960 was recorded related to the assets under development of these cash generating units.

In addition to evaluating assets when a trigger for impairment occurs, Arrival performs annual impairment testing. The assumptions used in the impairment test represent management’s best estimate for the period under consideration. The estimate of the recoverable amount, for purposes of performing the annual impairment test for the cash generating units (“CGU”), was determined using a fair value less cost of disposal model for the year ended December 31, 2021. The Group has evaluated the Automotive cash generating unit ("AUTO CGU") based on this model.

Fixed assets allocated to Charging Stations and Roborace have been fully impaired. In addition management has identified two leases that are not expected to generate future inflows and thus they have also been impaired, as well as leases that did not form part of the AUTO CGU which were also fully impaired.

For further information on impairment testing please refer to note 3.

Additions to assets under construction include capitalized borrowing costs directly related to the building of prototypes for USD 234,302 (2020: USD nil), calculated using a capitalization rate of 21%.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

8. BUSINESS COMBINATIONS

A.    Acquisition of a business

On July 14, 2020, the Group acquired 100% of Arrival LT UAB (previously named Thor Motors UAB) for total consideration of USD 2,867 (EUR 2,500) satisfied in cash. Arrival LT UAB specializes in developing electric motors, inverters, gearboxes, as well as logistical and configuration services for batteries and it is believed that the addition of this entity and its workforce into our Group will strengthen further our R&D capabilities. The agreement for the acquisition was established at the beginning of January 2020. The operations of the company have been integrated with the rest of the Group on January 27, 2020, the date that management has determined the Group obtained control. The share purchase agreement was completed in July 2020 following an administrative delay due to COVID-19. The undertaking was into research and development and had no commercial operations. The Company had reported a loss of USD 240,870 for the period until acquisition date and have reported a profit of USD 1,438,338 (before intercompany eliminations) for the period ended December 31, 2020.

a.    The identifiable net assets acquired and liabilities recognized on acquisition were:

In thousands of USD	Note
Property, plant and equipment	6	1,027
Intangible assets	7	4
Trade and other receivables		100
Cash and cash equivalent		66
Lease liabilities		(172)
Deferred tax		(63)
Trade and other payables		(988)
Total		(26)

b.    Measurement of fair values

Assets acquired	Valuation technique
-Property, plant and equipment	Market comparison technique and cost technique was applied to all assets acquired. The valuation model considers market prices for similar items.

c.    Goodwill:

In thousands of USD
Consideration transferred	3
Fair value of identifiable net assets	27
Goodwill	30

The goodwill recognized on the acquisition of Arrival LT UAB was attributed to the employee know-how.

B.    Business combinations under common control

During 2020, Arrival Luxembourg S.à r.l acquired 2 entities from the Kinetik Group. More specifically, on March 9, 2020, the Company acquired Arrival Solutions Germany GmbH for USD 28,640 satisfied in cash and on July 20, 2020 Roborace Inc. was acquired for USD 10,000 (equivalent EUR 8,700) satisfied in cash.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
8. BUSINESS COMBINATIONS (continued)

On September 21, 2020 Roborace Ltd was contributed by Kinetik to the share premium account of Arrival Luxembourg S.à r.l. for USD 67,551 without the issuance of any shares. Roborace Ltd and Roborace Inc had cash balances of USD 65,306 and USD 44,237 respectively as at the date of acquisition.

These entities have been consolidated in the 2020 consolidated financial statements as business combination of entities under common control as these entities were previously subsidiaries of Kinetik, the controlling party. The difference between the acquisition price and the net assets acquired is recognized in retained earnings. An amount of USD 841,733 was recognized in 2020 following the transactions that have occurred during the year. Similarly, in 2019 an amount of USD 63,612,611 was recognized in the retained earnings in 2019. The impact of these transactions on tangible and intangible assets is also shown separately in note 6 and 7.

On April 11, 2019, the Arrival Luxembourg S.à r.l. entered into a Share Purchase Agreement with K Cybernation S.à r.l. for the acquisition of Arrival M Ltd for an amount of USD 3741902. In addition, on September 2, 2019, K Robolife S.à r.l. sold Arrival R Ltd to Arrival Ltd for an amount of USD 67,119,118 and Arrival USA Inc to Arrival Luxembourg S.à r.l. for an amount of USD 4,951,654.

Following the completion of the 2019 mentioned transactions, the amount that was due by the Arrival Luxembourg S.à r.l. to K Cybernation S.à r.l. and K Robolife S.à r.l. amounted to USD 75,812,674.

9. TRADE AND OTHER RECEIVABLES
A.    Non-Current trade and other receivables

	December 31, 2021	December 31, 2020
In thousands of USD
Loans receivable	21,613	2,259
Call deposit	4,584	1,984
Cash Guarantees and deposits	14,663	8,992
Other	56	—
Total	40,916	13,235

Non-current trade and other receivables are composed of financial assets classified as at amortized cost.
The Group classifies its financial assets as at amortized cost if both of the following criteria are met:

•The assets are held within a business model whose objective is to collect the contractual cash flows and
•The contractual terms give rise to cash flows that are solely payments of principal and interest.

(i)    Loans receivable

During October 2020, Arrival Group entities entered into multiple loan agreements with the Wider Group Employees and provided (a) interest free 12 months loans in an aggregate amount of USD 45,009,361 , (b) 10 years loans with an annual interest rate of 1.12% in an aggregate amount of USD 2,883,602 and (c) 10-year loans with an annual interest rate of 1.50% in an aggregate amount of USD 1,649,453 (d) interest free 10 years loans in an aggregate amount of USD 560,014 to the RSP participants to finance the purchase of ordinary shares in Arrival Luxembourg S.à r.l. This was a non-cash transaction.
At initial recognition the loans have been measured at fair value of USD 32,236,100 (note 13B). The loans, as per the accounting policy of the group, are accounted for at amortized cost and the impact of the interest generated is presented in finance income as interest receivable (see note 21). The difference between the fair value and the nominal value of the loans has been recorded in the RSPs reserves.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
9. TRADE AND OTHER RECEIVABLES (continued)
On September 30, 2021, the Group signed new loan agreements with some employees of the Group, in order to re-finance the RSP loans of the employees that were expiring in October 2021. Due to the refinancing, IFRS 9 requires derecognition of the carrying amount of the loans re-financed and to recognize the fair value of the new loans granted. The carrying amount the loans that has been derecognized amounted to USD 37,578,946. The fair value of the new loans granted amounted USD 33,287,041. The net impact amounted to USD 4,292,000 and it is presented in Finance cost (see note 21).

As of December 31, 2021, management decided to amend the terms of the loans maturing in October 2022 and to extend them to October 10, 2027. The loan extension has been approved by the Board of Directors on April 8, 2022. Accordingly, management has reassessed the expected redemption date for all loans and based on the updated redemption dates the BSMOPM yields a fair value of the loans maturing in October 2027 of USD 20,582,787 and a fair value for the loans maturing on October 10, 2030, of USD 2,347,153. The difference between the carrying amount of the loans expected to mature in 2027 and the fair value of this loans has been recorded as impairment of RSP for USD 13,117,000 loans and it is presented in the Finance cost (see note 21).

The change in estimate of the repayment for the RSP loans maturing in 2030 has resulted in a charge to the consolidated statement of profit or (loss) for the period of an amount of USD 1,745,859.

An analysis indicating the sensitivity of the loans fair value to a change in some key input factors can be found in the section regarding the “use of estimates and judgements” within page F-23.

(ii)    Call deposits

The Call deposit is comprised of deposits the Group have made for facilities in the US and the Group does not have the right to withdraw the money. The Call deposits will be maintained and renewed as needed in order to comply with the terms of the lease agreements.

(iii)    Cash guarantees and deposits

Cash guarantees and deposits are amounts that some companies of the Group have deposited in escrow accounts in order to obtain a lease and/or to obtain services provided by third parties. The cash guarantees match each lease duration. The leases expire between 2 to 15 years.
B.    Current trade and other receivables

	December 31, 2021	December 31, 2020
In thousands of USD
R&D tax credits	14,847	26,135
VAT receivable	13,772	6,455
Other tax receivables	13,807	—
Call deposit	—	524
Deferred charges	1,116	53
Loans receivable	143	29,344
Impairment of other receivables	(42)	(7)
Other receivables	1,669	600
Total	45,312	63,104

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
9. TRADE AND OTHER RECEIVABLES (continued)
R&D Tax Credits are credits that our UK companies have claimed based on the R&D incentive program of the UK government. The Research and Development Expenditure Credit ("RDEC") incentive programme credits of USD 16,602,818 (2020: USD 7,718,004) are recognized in intangible assets and USD 4,109,469 (2020: USD nil) as credit in the statements of profit or loss against non-capitalized programme expenses. Small and Medium Enterprise Research and Development ("SME R&D") relief is credited to tax expense in the consolidated statement of profit or (loss) (see note 17A), in 2021 Arrival was no longer eligible to the tax relief offered by the program due to size, in 2020 the relief credited to tax expense was USD 15,200,280. Loans receivable comprises short term loans to employees including mobility incentive scheme of cycling to work.

10. PREPAYMENTS

In thousands of USD	2021	2020
Non-current assets
Prepayments for inventories	23,384	—
Prepayments	23,384	—
Current assets
Prepayments for tangibles	18,393	4,986
Prepayments for intangibles	9,246	16,074
Prepayment for inventories	14,768	—
Other prepayments	5,711	2,202
Prepayments	48,118	23,262

11. INVENTORY

In thousands of USD	December 31, 2021	December 31, 2020
Raw materials, consumables and others	24,642	14,504
Inventory write-downs	(1,665)	—
Inventory	22,977	14,504

Movements in the inventory write-downs are as follows:

In thousands of USD	2021	2020	2019
Inventory write-downs - opening balance	—	—	—
Charges to the statement of profit or (loss)	1,665	—	—
Deductions / Releases	—	—	—
Inventory write-downs - closing balance	1,665	—	—

12. CASH AND CASH EQUIVALENTS

In thousands of USD	December 31, 2021	December 31, 2020
Cash at bank	687,573	82,314
Short-term highly liquid investments	213,033	—
Total	900,606	82,314

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
Cash and cash equivalents includes deposits at banks and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to only insignificant risks of changes in fair value. The original maturity or the remaining maturity at the date of purchase of such investments does not exceed three months. Bank balances and investments made in foreign currencies are translated at the exchange rate on the balance sheet date.
13. CAPITAL AND RESERVES

A.Share capital and share premium

		Number of shares as of December 31, (thousand shares)		Balance as of December 31, (USD thousand)
	Note	2021	2020	2021	2020
Ordinary shares Fully paid	(iii)	657,661	880,000	5,918,443	305,378
Preference shares Fully paid	(iii)/(vi)	—	76,413	—	300,466
a.The number of ordinary shares and preferred A shares for 2021 are of Arrival and for 2020 are of Arrival Luxembourg S.à r.l..

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
13. CAPITAL AND RESERVES (continued)
(i) Movements in ordinary shares

	Note	Number of ordinary shares (thousands)	Par value (USD thousand)	Share Premium (USD thousand)	Total (USD thousand)
As at January 1, 2020		880,000	252,091	53,219	305,310
Contribution of shares by Kinetik	(x)	(50,000)	(13,724)	—	(13,724)
Contribution of Roborace Ltd by Kinetik	8B	—	—	68	68
Treasury shares	(x)	37,508	10,295	—	10,295
Shares sold to RSP Scheme members	(x),(xi)	12,492	3,429	—	3,429
As at December 31, 2020		880,000	252,091	53,287	305,378
Initial share capital of Arrival		300	35	—	35
Reduction of capital of Arrival	(iv)	(300)	(35)	—	(35)
Adjustment on exchange of ordinary share of Arrival Luxembourg S.à r.l. for ordinary shares in Arrival *	(v)/(xiv)	(388,816)	(194,067)	4,578,428	4,384,361
Exchange of preferred A shares of Arrival Luxembourg S.à r.l. for ordinary shares in Arrival*	(vi)/(xiv)	42,651	5,038	302,688	307,726
Issuance of share capital as consideration for the merger with CIIG	(vii)	72,322	8,543	711,625	720,168
Treasury shares	(x)	(50)	6	—	6
Sale of treasury shares	(x)	50	(6)	—	(6)
Conversion of warrants into shares	(viii)	14,274	1,694	139,149	140,843
Issuance of share capital	(ix)	37,230	4,199	349,483	353,682
Less: Transaction cost arising on shares issued	(ix)	—	—	(18,046)	(18,046)
Impact from conversion of share capital from EUR to USD		—	-3,452	-272,217	-275,669
Balance as at December 31, 2021		657,661	74,046	5,844,397	5,918,443
* The exchange of ordinary and preferred A shares of Arrival Luxembourg S.à r.l. for shares of Arrival are presented net in the consolidated statement of change in equity.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
13. CAPITAL AND RESERVES (continued)
(ii) Movements in preferred A shares

	Note	Number of preferred A shares (thousands)	Par value (USD thousand)	Share Premium (USD thousand)	Total (USD thousand)
Opening balance as at January 1, 2020	(xiii)	29,333	8,206	103,684	111,890
Increase of share capital	(xiii)	47,080	13,829	174,747	188,576
Balance as at December 31, 2020		76,413	22,035	278,431	300,466
Exchange of preferred A shares in Arrival Luxembourg S.à r.l. for ordinary shares in Arrival	(vi)	(76,413)	(22,035)	(278,431)	(300,466)
Balance as at December 31, 2021		—	—	—	—

(iii) Ordinary shares and preferred A shares

The authorized ordinary share capital of the Company is represented by 2,700,000,000 (2020: 300,000) of nominal value of EUR 0.10 each. The ordinary shares for 2020 amounted to 880,000,000 of nominal value of EUR 0.25 each which was the authorized ordinary shares of Arrival Luxembourg S.à r.l.

The authorized preferred A shares of the Company is nil (2020: nil). The preferred A shares for 2020 amounted to 880,000,000 of nominal value of EUR 0.25 each which was the authorized preferred A shares of Arrival Luxembourg S.à r.l.

(iv) Reduction of ordinary shares

On March 23, 2021, during the Extraordinary General Meeting of Arrival it was resolved to reduce the share capital by an amount of USD 35,496 by cancellation of 300,000 shares held by Arrival Luxembourg S.à r.l. and to allocate the amount of the capital reduction to Equity reserves.

(v) Exchange of ordinary share held in Arrival Luxembourg S.à r.l. for ordinary shares of the Company

On March 23, 2021, the Directors of Arrival resolved to increase the share capital of the Company by USD 58,023,784 and accept the subscription for the ordinary exchange new shares by Kinetik, Arrival Luxembourg S.à r.l. and Computershare Trustees (Jersey) Limited (the “Trust”) and accept payment for these new shares by contributions in kind consisting shares of Arrival Luxembourg S.à r.l. In total, 880,000,000 shares of Arrival Luxembourg S.à r.l have been exchange for 491,183,856 new shares of the Company having a share premium of USD 4,631,715,417 (see note (xiv) for impact for exchange of share from Arrival Luxembourg S.à r.l. to Arrival).

(vi) Exchange of preferred A share held in Arrival Luxembourg S.à r.l. for ordinary shares of the Company

On January 4, 2021, the Directors of Arrival resolved to increase the share capital of the Company by USD 5,038,202 and accept payment for these new ordinary shares by contributions in kind consisting of the preferred A shares the contributors held in Arrival Luxembourg S.à r.l. The aggregate amount contributed amount to USD 307,726,045 (see note (xiv) for impact for exchange of share from Arrival Luxembourg S.à r.l. to Arrival).

(vii) Issuance of new ordinary shares to CIIG for the reverse merger

On March 24, 2021, the Directors of Arrival resolved to increase the share capital of the Company by USD 8,543,000 by issuing 72,322,267 new ordinary shares with a nominal value of EUR 0.10 each having the same rights and privileges as the existing shares and to accept payment for these new shares by contributions in kind consisting in all the class A common stock issued by CIIG Merger Corp. (“CIIG”) with a par value of USD 0.0001 per share (other than such class A common stock held in treasury by CIIG Merger Corp.) by the stockholders of CIIG Merger Corp. through the merger of

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
13. CAPITAL AND RESERVES (continued)
Arrival Vault Inc (previously names ARSNL Merger Sub Inc.) into CIIG Merger Corp. with payment of a share premium in an aggregate amount of USD 711,625,000. All contributions in kind represent a value in an aggregate amount of USD 720,168,000. The total net cash received from the merger amounted to USD 631,297,000. The fair value of the of the shares issued amounted to USD 1,591,090,000 and the consideration received amounted to USD 720,168,000 as indicated previously.The difference of an amount USD 870,922,000 has been recognized, as per the requirements of IFRS 2, in other reserves.

(viii) Redemption of warrants

On June 18, 2021, the Company announced that it elected to redeem all outstanding public warrants that were issued under the Warrant Agreement dated December 12, 2019 (see note 16). One public warrant was exchanged for one ordinary share at USD 11.50 per share. The Company has issued 12,225,957 new ordinary shares to the public warrant holders that did exercise their option. The Company has raised a total amount of USD 140,598,506 allocated as follows between share capital and share premium: share capital USD 1,449,705 and share premium USD 139,148,801.

Following the announcement for the redemption of warrants, several private warrants holders have also exercised their right to redeem their warrants on a cashless basis. As of December 31, 2021 4,783,334 private warrants have been exercised resulting in the issuance of 2,048,117 new ordinary shares increasing the share capital of the Company by USD 244,383.

The difference between the fair value of the warrants and the shares issued has been recorded in Equity reserves (see note 13).

(ix) Issuance of new ordinary share – public follow-on offering

On November 23, 2021, the Company has issued 37,229,736 new ordinary shares, including the full exercise by the underwriters of their option to purchase an additional 4,856,052 ordinary shares. The total proceeds from the issuance of these new shares amounted to USD 353,682,000 and the amount has been allocated between share capital and share premium as follows: share capital: USD 4,199,000 and share premium: USD 349,483,000. For the issuance of these shares, the Company incurred an incremental cost of USD 18,046,000. As per IAS32, transaction costs of an equity transaction are accounted as a deduction from equity. The amount identified as incremental cost has been deducted from share premium.

(x) Treasury shares

On October 8, 2020, Kinetik contributed 50,000,000 ordinary shares of Arrival Luxembourg S.à r.l. with a nominal value of EUR 0.25 each (the equivalent of USD 0.27) in Arrival Luxembourg S.à r.l. The treasury shares have been exchanged for shares of the Company (see note 13A(v)).

Treasury shares are shares held by the Company for the purpose of issuing shares to the employees under the Arrival Share Option Plan 2020 scheme and the Restricted Stock Unit scheme (see note 23).

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
13. CAPITAL AND RESERVES (continued)

Details	Note	Number of shares (thousands)
Opening balance as at January 1, 2020		—
Contribution of Treasury shares by Kinetik	x	50,000
Acquisition of shares by the Trust	xi	(12,492)
Closing balance as at December 31, 2020		37,508
Adjustment on transfer of treasury shares from Arrival Luxembourg S.à r.l. to Arrival		(16,572)
Acquisition of treasury shares		167
RSU scheme shares allocated		(13)
SOP scheme shares allocated		(204)
Closing balance December 31, 2021		20,886

The acquisition of treasury shares and the shares allocated to RSUs and SOPs have been presented net in note 13(i).

As described in the note above the treasury shares have been contributed by Kinetik to Arrival Luxembourg S.à r.l.. As per Luxembourg Law own shares are not cancelled, thus we present the movements between new shareholders and the treasury shares held by the Company in table (i), which have nil impact. A reconciliation of treasury share movement is presented in the table above.

The adjustment on transfer of treasury shares from Arrival Luxembourg S.à r.l. to Arrival was done to facilitate the reverse merger. CIIG shares have been of USD 0.10 each, while the shares of Arrival Luxembourg S.à r.l. were EUR 0.25 each. Arrival's ordinary shares are of nominal value of EUR 0.10 each. For the exchange of share between Arrival Luxembourg S.à r.l. and Arrival, a ratio of 0.55816 has been used for all owners of shares of Arrival Luxembourg S.à r.l..

(xi) Treasury shares sold to RSPs

On October 8, 2020, Arrival Luxembourg S.à r.l. adopted the Arrival Restricted Share Plan 2020 under which awards may be made, comprising the acquisition of ordinary shares in the capital of Arrival Luxembourg S.à r.l. by employees or other eligible persons under and subject to the terms of the RSP and the restricted share agreement to be entered from time to time, with the shares held in their name or on their behalf by a nominee. On the same date, Arrival Luxembourg S.à r.l. and Computershare Trustees (Jersey) Limited (the “Trust”) entered into a nominee agreement dated October 8, 2020 under which the Trust, acting as nominee, shall hold legal title to the shares on behalf of the participant, on and subject to the rules of the RSP and the terms of the restricted share agreement.

Between October 9, 2020 and October 12, 2020, Arrival Luxembourg S.à r.l. entered into multiple restricted share agreements with RSP participants and made awards comprising the acquisition of 12,491,723 ordinary shares in the capital of the Company for an aggregate purchase price of USD 49,856,271 payable by the participants.

(xii) Conversion of share premium to share capital

On October 4, 2019, in an Extraordinary General Meeting of the Arrival Luxembourg S.à r.l., it was resolved to reduce the nominal value of the ordinary shares from EUR 1.00 (the equivalent of USD 1.20) to EUR 0.25 (the equivalent of USD 0.30) and to convert 16,000 ordinary shares with a nominal value of EUR 1.00 (the equivalent of USD 1.20) each into 64,000 ordinary shares with a nominal value of EUR 0.25 each (the equivalent of USD 0.30). In addition, it was decided to increase the share capital of Arrival Luxembourg S.à r.l. by an amount of USD 252,071,586 by issuing 879,936,000 ordinary shares with a nominal value of EUR 0.25 (the equivalent of USD 0.30) which were entirely paid up through the conversion of existing distributable reserves into share capital of the Company.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
13. CAPITAL AND RESERVES (continued)
(xiii) Issuance of preferred A shares

On October 12, 2020, Arrival Luxembourg S.à r.l. issued, 44,146,679 new preferred A shares with a nominal value of EUR 0.25 each. At the same date, twelve BlackRock Funds and WCPF II Holding Ltd have subscripted to these shares for o total subscription price of USD 177,574,953. An amount of USD 13,022,167 was allocated to the share capital and USD 164,552,786 to the share premium.

On January 29, 2020, the board of Directors resolved to issue 2,933,334 new preferred A Shares with a nominal value EUR 0.25 each and with an aggregate share premium of USD 10,194,260 so as to raise the share capital of Arrival Luxembourg S.à r.l. from USD 260,297,269 to USD 261,104,009. On the same date, these shares were subscribed by United Parcel Service General Services Co ("UPS") for a total subscription price of USD 11,001,000 with an additional condition on Arrival Luxembourg S.à r.l. and UPS to enter into the further binding agreement for the provision of a further at least 10,000 electric vehicles (in addition to the electric vehicles which are the subject of a commercial agreement entered between the parties).

In aggregate the total amount received from the issuance of preferred A shares amounted to USD 188,575,953 allocating USD 13,828,907 to the share capital of the company and USD 174,747,046 to the share premium.

On December 30, 2019, in an Extraordinary General Meeting of the Arrival Luxembourg S.à r.l., it was resolved to increase the share capital of the Arrival Luxembourg S.à r.l. by an amount of USD 8,206,000 by issuing 29,333,341 new preferred A shares with a nominal value of EUR 0.25 each. The total subscription price amounted to USD 111,890,000 out of which an amount of USD 103,684,000 in cash was allocated to the share premium.

(xiv) Impact on the shares from the change of Arrival Luxembourg S.à r.l. being the parent entity of the Group to Arrival

The below table summarizes the impact the exchange of shares that occurred and as described in the notes above:

In thousands	Share capital in Arrival	Share premium in Arrival	Share capital in Arrival Luxembourg S.à r.l.	Share premium in Arrival Luxembourg S.à r.l.	Exchange impact in share capital	Exchange impact in share premium
Ordinary shares	58,024	4,631,715	(252,091)	(53,287)	(194,067)	4,578,428
Preferred A shares exchange for ordinary shares	5,038	302,688	(22,035)	(278,431)	(16,997)	24,257
Total	63,062	4,934,403	(274,126)	(331,718)	(211,064)	4,602,685

The difference between the carrying amount of Arrival Luxembourg S.à r.l. shares of USD (605,844,000) (share capital and share premium) and the fair value at which the shares of Arrival have been issued of USD 4,997,465,246 (share capital and share premium) amounts to USD 4,391,621,246 which has been recognized in other reserves.

(xv) Kinetik contributions to Arrival Luxembourg S.à r.l.

During the financial year 2019, Kinetik made additional capital contributions to the share premium account for an aggregate amount of USD 167,237,020. An amount of USD 91,559,674 was contributed in cash and USD 75,677,346 was contributed in kind (see note 8).

B.     Other reserves

	Notes	Foreign currency translation	Share based payments	RSPs	Equity reserves	Total
January 1, 2020		3,023	—	—	—	3,023
Other currency translations		16,490	—	—	—	16,490
Share-based expense		—	28,385	—	—	28,385
Sale of treasury shares to RSPs		—	—	49,856	—	49,856
Difference between fair value and nominal value of shares held by the Trust	9	—	—	(17,866)	—	(17,866)
31 December 2020		19,513	28,385	31,990	—	79,888
Other currency translation		(18,573)	—	—	—	(18,573)
Impact from conversion of share capital from EUR to USD		275,669	—	—	—	275,669
Reduction of share capital	(iv)	—	—	—	35	35
Exercise of warrants into shares	(vii)	—	—	—	82,424	82,424
Adjustment of shareholding transfer from Arrival Luxembourg S.à r.l. to Arrival	(v/vi)	—	—	—	(4,391,621)	(4,391,621)
Issuance of share capital as consideration for the merger with CIIG		—	—	—	870,922	870,922
Share-based expense		—	5,189	—	—	5,189
Share options exercise		—	1,466	—	—	1,466
Purchased own shares		—	—	(1,203)	—	(1,203)
31 December 2021		276,609	35,040	30,787	(3,438,240)	(3,095,804)

14. LOSS PER SHARE

A.    Basic loss per share

The calculation of basic loss per share has been based on the following losses attributable to ordinary shareholders and weighted number of shares outstanding:

i.    (Loss) attributable to ordinary shareholders:

	December 31, 2021		December 31, 2020		December 31, 2019
In thousands of USD	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
(Loss) for the period, attributable to the owners of the Company (basic)	(1,304,381)	(1,304,381)	85,902	85,902	52,226	52,226

For 2020 and 2019, the loss for the year has been adjusted to the percentage held only by the holders of ordinary shares. The Preferred A shares have the same rights to the reserves, but as they have priority over the ordinary shares in the event of liquidation of the Group as such as per IAS 33 requirements, they have been excluded from the basic loss per share calculation. As set out in note 1, a reorganization of the group in March has resulted in a significant change in the capital structure of the company. Shares have been exchanged (see note 13), have been adjusted by applying a ratio of 0.55816.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

14. LOSS PER SHARE (continued)
This is reflected in the weighted average numbers of shares used in the basic earnings per share calculation which are as follows:

In thousands of shares	December 31, 2021	December 31, 2020	December 31, 2019
Ordinary shares as at January 1	466,762	491,184	9
Conversion of preferred A shares into ordinary shares	42,301	—	—
Issue of shares to CIIG shareholders	56,075	—	—
Issue of shares for exercise of warrants	7,035	—	—
Exercise of options by SOP participants	24	—	—
Shares repurchased from RSP participants	(42)	—	—
Shares granted to RSU scheme’s participants	3	—	—
Issue of ordinary shares	3,978	—	—
Share split	—	—	27
Conversion of distributable reserves into shares	—	—	491,148
Treasury shares and RSP Treasury shares and RSP 2020 shares shares	—	(6,481)	—
RSP shares vested	—	810	—
Weighted-average number of Ordinary shares as at December 31, 2021	576,136	485,513	491,184

B. Diluted loss per share

i.    (Loss) attributable to Ordinary and preferred A shares (diluted)

In thousands of USD	December 31, 2021		December 31, 2020		December 31, 2019
	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
(Loss) for the period, attributable to the owners of the Company (diluted)	(1,304,381)	(1,304,381)	(95,447)	(95,447)	(53,841)	(53,841)

ii.    Weighted-average number of Ordinary and Preferred A shares

The Group did not include the impact of the following potential ordinary shares in the calculation of due to their antidilutive impact:

– Options issued under SOP share scheme

Options granted to employees under the SOP scheme are considered to be potential ordinary shares. 7,283,880 vested options are outstanding as of December 31, 2021. The options have not been included in the determination of basic loss per share. Details relating to the options are set out in note 23A.

– Warrants

The warrants issued in March 2021 to CIIG shareholders are considered to be potential ordinary shares. As of December 31, 2021, 2,391,666 private warrants are outstanding. These have not been included in the determination of the basic loss per share. Details relating to the notes are set out in note 16.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

14. LOSS PER SHARE (continued)
– Shares issuable under RSU scheme

At December 31, 2021, 37,500 shares are issuable to non-executives directors. These restricted share units are considered potential ordinary shares. They have not been included in the calculation of the basic loss per share. Details relating to RSUs are set out in note 23B.

–Convertible notes

The convertible notes are considered potential ordinary shares. The conversion price of the convertible notes is USD $11.88 per ordinary share. The convertible notes have not been included in the calculation of the basic loss per share. Details relating to the notes are set out in note 15.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
15. LOANS AND BORROWINGS

Reconciliation of movements of liabilities to cash flows arising from financing activities:

In thousands of USD	Notes	Convertible notes	Embedded derivatives	Lease liabilities	Warrants	Total liabilities	Share capital/premium	Other	Other reserves	Total
January 1, 2021		—	—	113,091	—	113,091	605,844	—	79,888	798,823
Changes from financing cash flows
Payment of lease liabilities	15	—	—	(4,027)	—	(4,027)	—	—	—	(4,027)
Payment of interest	15	—	—	(8,900)	—	(8,900)	—	(322)	—	(9,222)
Proceeds from the issuance of new shares	13(ix)	—	—	—	—	—	335,636	—	—	335,636
Cash received from merger with CIIG	13(vii)	—	—	—	—	—	631,297	—	—	631,297
Cash paid for redemption of public warrants	16	—	—	—	(7)	(7)	—	—	—	(7)
Proceeds from the issuance of shares to warrant holders	13(viii)	—	—	—	—	—	140,599	—	—	140,599
Proceeds from exercise of employee share options plan	13(x)	—	—	—	—	—	—	—	1,383	1,383
Issuance of convertible notes	15	310,400	—	—	—	310,400	—	—	—	310,400
Transaction costs for convertible notes	15	(850)	—	—	—	(850)	—	—	—	(850)
Total changes from financing cash flows		309,550	—	(12,927)	(7)	296,616	1,107,532	(322)	1,383	1,405,209
The effects of changes in foreign exchange rates		—	—	(2,991)	—	(2,991)	—	—	(18,573)	(21,564)
Other changes
Embedded derivative separation from convertible notes	15	(152,500)	152,500	—	—	—	—	—	—	—
Change in fair value of embedded derivatives	15	—	(33,900)	—	—	(33,900)	—	—	—	(33,900)
Warrants issued by Arrival	16	—	—	—	208,586	208,586	—	—	—	208,586
Adjustment of shareholding transfered from Arrival Luxembourg S.à r.l. to Arrival	13(v/vi)	—	—	—	—	—	4,391,621	—	(4,391,621)	—
Change in fair value of warrants	16	—	—	—	(122,299)	(122,299)	—	—	—	(122,299)
Warrants exercised	16	—	—	—	(82,669)	(82,669)	244	—	82,424	(1)
Reduction of share capital of Arrival	13(iv)	—	—	—	—	—	—	—	35	35
Equity settled share based payments	23	—	—	—	—	—	—	—	5,189	5,189
Additional value on consideration for issuance of shares for the merger with CIIG	13(vii)	—	—	—	—	—	88,871	—	870,922	959,793
Acquisition of treasury shares	13(x)	—	—	—	—	—	—	—	(1,203)	(1,203)

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
15. LOANS AND BORROWINGS (continued)

In thousands of USD	Notes	Convertible notes	Embedded derivatives	Lease liabilities	Warrants	Total liabilities	Share capital/premium	Other	Other reserves	Total
Allocation of treasury shares to employees	13(x)	—	—	—	—	—	—	—	83	83
Interest payable	15,7,8	3,153	—	—	—	3,153	—	322	—	3,475
Interest on leases	15	—	—	9,852	—	9,852	—	—	—	9,852
New leases	15	—	—	85,776	—	85,776	—	—	—	85,776
Modification of leases	15	—	—	75	—	75	—	—	—	75
Cancellation of leases	15	—	—	(4,693)	—	(4,693)	—	—	—	(4,693)
Lease prepayments of 2020	15	—	—	(1,203)	—	(1,203)	—	—	—	(1,203)
Total of other changes		(149,347)	118,600	89,807	3,618	62,678	4,480,736	322	(3,434,171)	1,109,565
December 31, 2021		160,203	118,600	186,980	3,611	469,394	6,194,112	—	(3,371,473)	3,292,033

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
15. LOANS AND BORROWINGS (continued)

In thousands of USD	Notes	Convertible notes	Embedded derivatives	Lease liabilities	Warrants	Total liabilities	Share capital/premium	Other	Other reserves	Total
January 1, 2020		—	—	25,997		25,997	417,200	—	3,023	446,220
Changes from financing cash flows
Payment of lease liabilities	15	—	—	(2,719)	—	(2,719)	—	—	—	(2,719)
Proceeds from the issuance of Preferred A shares		—	—	—	—	—	188,576	—	—	188,576
Proceeds from borrowings		—	—	—	—	—	14,182	—	—	14,182
Repayment of borrowings		—	—	—	—	—	(14,182)	—	—	(14,182)
Payment of interest	15	—	—	(4,960)	—	(4,960)	—	(59)	—	(5,019)
Total changes from financing cash flows		—	—	(7,679)	—	(7,679)	188,576	(59)	—	180,838
The effects of changes in foreign exchange rates		—	—	3,985	—	3,985	—	—	16,490	20,475
Other changes
Contribution by Kinetik without the issuance of shares	8B	—	—	—	—	—	68	—	—	68
Restrictive Share Plan to employees		—	—	—	—	—	—	—	31,990	31,990
Interest payable		—	—	—	—	—	—	59	—	59
Equity settled share-based payments		—	—	—	—	—	—	—	28,385	28,385
Interest on leases	15	—	—	5,429	—	5,429	—	—	—	5,429
New leases	15	—	—	57,220	—	57,220	—	—	—	57,220
Modification of leases	15	—	—	28,139	—	28,139	—	—	—	28,139
Total of other changes		—	—	90,788	—	90,788	68	59	60,375	151,290
December 31, 2020		—	—	113,091	—	113,091	605,844	—	79,888	798,823

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
15. LOANS AND BORROWINGS (continued)

In thousands of USD	December 31, 2021	December 31, 2020
Non-current loans and borrowings
Lease liabilities	173,904	107,870
Convertible notes	159,021	—
Embedded derivatives	118,600	—
Total non-current loans and borrowings	451,525	107,870

Current loans and borrowings
Current portion of lease liabilities	13,076	5,221
Accrued interest payable on convertible notes	1,182	—
Total current loans and borrowings	14,258	5,221

The following table shows the carrying amount of the lease liabilities and the convertible notes and their expected future cash outflows split based on their maturities.

In thousands of USD	Carrying amount	Total	Within one year	Between 1 and 5 years	More than 5 years
December 31, 2021
Leases	186,980	259,883	24,074	89,284	146,525
Convertible notes	160,203	376,248	11,448	364,800	—
December 31, 2020
Leases	113,092	166,389	12,137	52,649	101,603

The Group leases office buildings and industrial buildings used for the development and production of our products. Depending on the type of lease and the location, the lease durations vary from 1 to 15 years.

In 2020, the Group entered into several lease agreements for factories and office spaces in the UK, Spain, the US, Mauritius and Russia for lease terms between 3 and 15 years.

Where practical, the Group seeks to have an option to extend and/or to renew the lease. This option is exercisable only by the Group. The Group assess at the lease commencement date whether it is reasonably certain to exercise the extension option. For the leases that it is estimated that the option will be exercised, the extended lease maturity date has been factored-in when discounting the lease liability. The lease commitments shown in the above table also include the amounts that the Group will have to pay if these options are exercised.

The present values of the lease liabilities were calculated using a weighted-average discount rate of 6.45%.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
15. LOANS AND BORROWINGS (continued)

In thousands of USD	2021	2020	2019
Amounts recognized in consolidated statement of profit or loss
Interest on lease liabilities	9,852	5,429	2,881
Interest on convertible notes	2,785	—	—
Expenses relating to short-term leases and low value leases	1,793	357	376
	14,430	5,786	3,257

Amount recognized in the statement of cash flows
Total cash outflow for leases	(12,927)	(7,679)	(3,680)
Proceeds from convertible notes	309,550	—	—

The leased buildings are offices and industrial buildings used for the corporate, research and development and for the production of our products .

In September 2020, Arrival Luxembourg Sarl received a short-term loan from Kinetik for an amount of USD 11,708,000. The loan was repaid in October of the same year. In addition, Arrival Luxembourg S.à r.l. received a USD 16,400,596 loan from Kinetik, in October 2020 which was then has been assigned to Arrival Ltd. Subsequently this amount was contributed to the share capital of the latter.

In August 2020, the Group entered into a short-term loan with HBSC Bank for a total amount of USD 2,802,841 in respect of its payroll arrangements. The amount was repaid in October of the same year.

Convertible notes

On November 23, 2021, Arrival issued convertible notes to qualified institutional investors. These convertible notes are accounted for as hybrid financial instruments, a note payable host contract and a conversion feature. The conversion feature is not closely related to the loan host and is accounted for as a derivative liability because the feature could require a variable number of shares to be issued upon conversion of each note, based on the decision of Arrival on how these notes will be settled (see terms and conditions below). Upon initial recognition, the proceeds from issuance were first allocated to the fair value of the conversion derivative.

The remaining proceeds were allocated to the note payable host contract. Subsequently, the conversion derivative is measured at fair value with changes recognized in finance income or finance cost through profit and loss. The note payable host contract is subsequently measured at amortized cost using the effective interest method.

The notes are denominated in USD and the issue price was EUR 275,923,374 (USD 310,400,000) for a principal amount of EUR 284,457,087 (USD 320,000,000) resulting in a discount of EUR 8,533,713 (USD 9,600,000). The nominal interest for those notes is 3.5% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2022. The convertible notes may be converted at the option of the holder after March 31, 2024, subject to certain conditions being met. Arrival may redeem the convertible notes after December 1, 2024, if certain conditions are met or at maturity on December 1, 2026.

At initial recognition EUR 139,610,354 (USD 157,050,222) were allocated to the host contract and EUR 135,561,580 (USD 152,500,000) to the embedded derivative. The transaction costs incurred amount to EUR 751,440 (USD 849,778) and were allocated entirely to the host contract. The net proceeds amounted to EUR 275,171,934 (USD 309,550,222).

As per the terms and conditions of the convertible notes agreement the convention rights of the holders are:

–Holders may convert all or any portion of their notes, in multiples of $1,000 principal amount. On or after 1 June 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date,

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
15. LOANS AND BORROWINGS (continued)
holders may convert all or any portion of their notes, in multiples of $1,000 principal amount, at the option of the holder.
–At any time prior to the close of business on the business day immediately preceding 1 June 2026 under one of the following circumstances:
a.conversion upon satisfaction of sale price of ordinary shares condition: during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
b.conversion upon satisfaction of trading price condition of convertible notes: during the five business day period after any five consecutive trading day period in which the trading price of the notes was less than 98% of the product of the last reported sale price of Arrival ordinary shares and the conversion rate on each such trading day.
c.conversion upon Arrival’s notice of redemption: Holders may convert all or any portion of their notes at any time prior to the close of business on the scheduled trading day prior to the redemption date, even if the notes are not otherwise convertible at such time. After that time, the right to convert such notes on account of our delivery of such notice of redemption will expire, unless we default in the payment of the redemption price, in which case a holder of notes may convert all or any portion of its notes until the redemption price has been paid or duly provided for.
d.conversion upon the occurrence of specified corporate events: Corporate events are defined as certain distributions under ordinary shares and fundamental change events like change of beneficial owner; sale, lease or transfer of all or substantially all of the consolidated assets and subsidiaries; liquidation or dissolution of the Company.
Arrival may choose to settle in cash or non-cash basis or a combination of cash and ordinary shares. The Company may redeem the notes, in whole but not in part, following the occurrence of certain tax law changes, as described in the Preliminary Offering Memorandum, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon Arrival giving such notice of redemption, a holder may elect not to have its notes redeemed, in which case the holder would not be entitled to receive the additional amounts relating to withholding tax.
The Company may also redeem for cash all or any portion of the notes, at the Company's option, on or after December 6, 2024 if the last reported sale price of the ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

As per the terms of the Convertible Notes agreement, the holders of the instrument and Arrival have option to exercise them subject to certain conditions by
December 1, 2026.

16. WARRANTS

Pursuant to the Business combination arrangement dated November 8, 2020 (refer note 1) the private and public warrants issued as a part of SPAC transactions were transferred (cancelled and re-issued) with the same terms and conditions immediately after closure of merger transactions, March 24, 2021.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

16. WARRANTS (continued)
The Warrants issued by Arrival as of March 24 were as follows:

Warrants	Number of Warrants	Value (USD thousand)
Private Warrants	7,175,000	79,858
Public Warrants	12,937,493	128,728
Total	20,112,493	208,586

As per IFRS 2, the initial recognition of Warrants has been charged to the consolidated statement of profit and (loss) and it is presented as Listing expense (see note 22).

The amount recognized at initial recognition date for the private warrants has been computed using a Black Scholes model and for the public warrants using the opening trading price of Arrival Warrants (“ARVLW”). As per the terms of the warrant arrangement:

Redemption of Warrants for cash

–Arrival has an option to early redeem the warrants with a 30 days’ notice on a cash or cashless redemption if the reported sale price of the ordinary shares is at least USD 18 for 20 consecutive dates. In case of cashless redemption, the number of shares that will be given will be determined as a difference between strike price and fair value of the shares on warrant multiplied with total number of shares under the warrant. However, once the redemption notice has been served, it is at the option of the warrant holders to exercise the Warrants or they may be entitled to USD 0.01 per warrant on the completion of the redemption notice period.
–In case of a cash redemption of Warrants, the Warrants are exercisable at a price of USD 11.50 per Warrant.
–The ordinary shares of Arrival are designated in Euro. However, the Warrants are exercisable in USD.
Redemption of Warrants for Ordinary Shares

–All outstanding Warrants may be redeemed, at the option of the Company, commencing 90 days after they are first exercisable and prior to their expiration, at a Redemption Price of USD 0.10 (the "Alternative Redemption Price") per Warrant provided that the last reported sales price of the ordinary shares reported has been at least USD 10.00 per share on the trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the shares of ordinary shares issuable upon exercise of the Warrants and a current prospectus relating thereto, available throughout the 30-day Redemption Period. During the 30-day Redemption Period in connection with a redemption Registered Holders of the Warrants may elect to receive, in lieu of the Alternative Redemption Price, a number of shares of ordinary shares per Warrant between 0.034 share per warrant and 0.365 share per warrant.

Private Warrants are exempted from certain clauses of the Warrant agreement as long as at the time of redemption such Warrants are continued to be held by the original investors as defined in the agreement.

On June 18, 2021, Arrival, in accordance with the terms of the arrangement issued a redemption notice for cash redemption of all the public warrants for USD 11.50 per share where in each warrant holder would be entitled to one share. This notice provided 30 days (up to July 19, 2021) to the warrant holders to exercise the Warrants. In the event the Warrants are not exercised by end of notice period, the warrant holders would be entitled USD 0.01 for each warrant not exercised.

The fair value movement of public and private warrants that were exercised amounted to USD 99,290,970 which is recognized in fair value of warrants in finance income (see note 21).

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

16. WARRANTS (continued)
As of the date of the exercise of the public warrants, the value of these warrants as per IFRS 9 equals the intrinsic value. The Intrinsic value is the difference between the fair value of the shares issued as of the date of the exercise date and the strike price of USD 11.50.

The intrinsic value of the private warrants at the exercise date equals the fair value of the shares received by the warrants holders, exercise being on cashless basis.

Since the listing and up to December 31, 2021, 12,225,957 public warrants and 4,783,334 private warrants have been exercised for a total cash consideration of USD 140,598,506 and 711,536 public warrants have been redeemed for a total cash consideration of USD 7,115.

The movement of the warrants during the year was as follows:

Warrants	Number of Warrants	Value (USD thousand)
January 1, 2021	—	—
Warrants issued by Arrival	20,112,493	208,586
Change in fair value	—	(122,299)
Warrants exercised	(17,009,291)	(82,669)
Warrants redeemed	(711,536)	(7)
Foreign exchange difference	—	—
Total	2,391,666	3,611

As of December 31, 2021 the fair value movement of the Warrants outstanding as of balance sheet amounted to USD 23,007,827 which has been recognized as part of the change in fair value of warrants in finance income (see note 21).

As per the terms of the Warrant agreement, the Warrant holders and Arrival have option to exercise these Warrants subject to certain conditions by March 2026.

17. INCOME TAXES

A.    Amounts recognized in consolidated statement of profit or loss

In thousands of USD	December 31, 2021	December 31, 2020	December 31, 2019
Current tax
Current year	(4,028)	(2,506)	(329)
Other taxes	—	(494)	(6)
True up adjustments for taxes for prior years	(210)	25,280	8,019
Total current tax income	(4,238)	22,280	7,684

Deferred tax
True up adjustments for taxes for prior years	1,164	1,095	—
Relating to origination and reversal of temporary differences	(586)	(2,954)	73
Relating to changes in tax rates	(3,855)	—	—
Total deferred tax	(3,277)	(1,859)	73
Total tax income recognized in consolidated statement of profit or loss	(7,515)	20,421	7,757

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
17. INCOME TAXES (continued)

B.    Movements in deferred tax balances

In thousands of USD	December 31, 2021	December 31, 2020
At January 1,	(1,983)	182
Deferred tax (expense)/income	(3,277)	(1,859)
Additions through business combinations	—	(64)
Foreign exchange differences	(34)	(242)
At December 31,	(5,294)	(1,983)
C.    Breakdown of net deferred tax balance

In thousands of USD	December 31, 2021	December 31, 2020
RDEC	5,353	—
Tax losses	31,002	17,441
Other differences	515	248
Tangible and Intangible fixed assets	(42,164)	(19,672)
Net deferred tax	(5,294)	(1,983)

D.    Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not sufficiently certain at this stage, the amount of future taxable profit that will be available against which the Group can use the benefits therefrom.

In thousands of USD	December 31, 2021	December 31, 2020
Tax losses	129,164	37,079
Share options	—	171
Tangible and Intangible fixed assets	—	1,219
Other temporary differences	2,201	2,404
Total	131,365	40,873

E.    Tax losses carried forward

	December 31, 2021		December 31, 2020		December 31, 2019
In thousands of USD	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect
Tax losses	518,255	129,164	186,472	37,079	67,177	11,445

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
17. INCOME TAXES (continued)

Tax losses for which no deferred tax asset was recognized and expire as follows:

In thousands of USD	December 31, 2021	December 31, 2020	December 31, 2019
Expiry before 2038	29,230	26,117	8,348
No expiry	489,025	160,355	149,993

F.    Reconciliation of effective tax rate

In thousands of USD	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2019
Loss before tax from continuing operations		(1,296,866)		(115,868)		(61,598)
Tax rate using the Company’s domestic tax rate	24.94%	(323,438)	24.94%	(28,897)	24.94%	(15,363)
Effect of tax rates in foreign jurisdictions	(1.04%)	13,452	(4.17%)	4,829	(5.97%)	3,675
Effects of other tax reliefs	0.09%	(1,138)	—%	—	—%	—
Non-deductible expenses	(23.38%)	303,143	(2.70%)	3,128	(0.31%)	193
Tax exempt income/tax incentives	3.46%	(44,866)	0.85%	(981)	0.03%	(18)
Current year losses for which no deferred tax asset is recognized	(4.64%)	60,143	(23.46%)	27,179	(19.10%)	11,767
True up adjustments for taxes for prior years*	0.07%	(953)	22.76%	(26,373)	13.02%	(8,019)
Tax rate changes	(0.30%)	3,924	—%	—	—%	—
Deferred tax asset recognized on prior year intercompany profit elimination	0.21%	(2,775)	—%	—	—%	—
Other domestic taxes	—%	23	(0.60%)	694	(0.01%)	8
Income tax income	(0.58)%	7,515	17.62%	(20,421)	12.59%	(7,757)
*True up adjustment for taxes for prior years relate to changes in estimates to UK R&D claims for prior periods, which were calculated and submitted in 2020.

G.    Changes in tax rates

An increase in the UK corporation rate from 19% to 25% (effective April 1, 2023) was substantively enacted on 24 May 2021. This will increase the Group's future current tax charges accordingly. The deferred tax balances at December 31, 2021 have been calculated based on these rates, reflecting the expected timing of reversal of the related temporary differences.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
18. TRADE AND OTHER PAYABLES

	December 31, 2021	December 31, 2020
Current liabilities
Trade payables	41,238	11,221
Wages, Salaries, Bonus & Payroll Charges	9,332	19,480
Accrued expenses	15,599	10,817
Other payables	801	407
	66,970	41,925

Other payables are mainly composed of amounts due to Income Tax and National Insurance contributions for employees.
19. FINANCIAL INSTRUMENTS – FAIR VALUES

The following table shows the carrying amounts, and if applicable, the fair values and measurement categories of the Group’s financial instruments within the meaning of IFRS 7. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In thousands of USD	Note	Measurement category acc. to IFRS 9	Carrying amount	Fair value1,2	Level in the fair value hierarchy
December 31, 2021
Trade and other receivables1	9A, 9B	AC	64,615	—	-
Employee loans	9A	AC	21,613	22,930	3
Cash and cash equivalents1	12	AC	900,606	—	1
Total financial assets			986,834	—
Trade and other payables1	18	AC	66,970	—	-
Lease liabilities2	15	AC	186,980	—	-
Convertible notes	15	AC	160,203	174,616	3
Embedded derivative	15	FVTPL	118,600	118,601	3
Warrants	16	FVTPL	3,611	3,611	3
Total financial liabilities			536,364	—

Aggregated according to categories in IFRS 9:
Financial assets measured at amortized cost (AC)		AC	986,834	—	1/3
Financial assets measured at fair value through profit or loss (FVTPL)		FVTPL	—	—	-
Financial liabilities measured at amortized cost (AC)		AC	414,153	—	3
Financial liabilities measured at fair value through profit or loss (FVTPL)		FVTPL	122,211	122,212	3
1. The simplification option under IFRS 7.29(a) was used for disclosures of certain fair values where the carrying amount is a reasonable approximation of the instruments fair value.
2. Measurements within the scope of IFRS 16 are exempted from the requirements of IFRS 13 (IFRS 13.6(b))

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

19. FINANCIAL INSTRUMENTS – FAIR VALUES (continued)

In thousands of USD	Note	Measurement category acc. to IFRS 9	Carrying amount	Fair value1,2	Level in the fair value hierarchy
December 31, 2020
Trade and other receivables1	9A, 9B	AC	44,735	—	-
RSP loans	9A, 9B, 24	AC	36,811	37,096	3
Cash and cash equivalents1	12	AC	82,314	—	1
Total financial assets			163,860
Trade and other payables1	18	AC	41,924	—	-
Lease liabilities2	15	AC	113,091	—	-
Total financial liabilities			155,015	—

Aggregated according to categories in IFRS 9:
Financial assets measured at amortized cost (AC)		AC	163,860	37,096	1/3
Financial assets measured at fair value through profit or loss (FVTPL)		FVTPL	—	—	-
Financial liabilities measured at amortized cost (AC)		AC	155,015	—	3
Financial liabilities measured at fair value through profit or loss (FVTPL)		FVTPL	—	—	-
1. The simplification option under IFRS 7.29(a) was used for disclosures of certain fair values where the carrying amount is a reasonable approximation of the instruments fair value.
2. Measurements within the scope of IFRS 16 are exempted from the requirements of IFRS 13 (IFRS 13.6(b))

The carrying amounts of trade and other receivables, cash and cash equivalents, loans to executives, and trade and other payables approximate their fair value due to their predominantly short-term nature. The fair values for the convertible note host contract, the embedded derivative, and the warrants have been determined utilizing a professional third-party valuation expert.

It is the Group’s accounting policy to recognize transfers into and out of a level of the fair value hierarchy at the date of the event or change in circumstances that caused the transfer. In the current and in the prior fiscal year there were no transfers between Level 2 and Level 3 of the fair value hierarchy.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
20. INCOME AND EXPENSES

In thousands of USD	Note	December 31, 2021	December 31, 2020	December 31, 2019
A. Other income
Government grants		—	1,173	2,088
Gain on disposal of fixed assets		—	7	611
Gain from cancellation of leases	6	1,298	1,189	72
Other income		532	340	121
Total other income		1,830	2,709	2,892
B. Other expenses
Impairment of receivable		—	(7)	—
Loss on disposal of fixed assets		—	(6)	(6)
Other charges		—	(7,848)	(7,730)
Total other expenses		—	(7,861)	(7,736)

Government grants recognized in other income in the prior year relate to grants received from Innovate UK, which is part of UK research and innovation, a non-departmental public body which is funded by the UK government (see note 17).

The other charges that were incurred in the prior year relate to fees that do not fall within the normal operating activity of the Group. These expenses relate to underwriter fees for the fund raising that occurred in October 2020.

In thousands of USD	December 31, 2021	December 31, 2020	December 31, 2019
C. Expenses by nature
Depreciation and amortization	(24,337)	(11,071)	(5,340)
Impairment of tangible and intangible assets	(24,514)	(449)	(5,566)
Wages and salaries	(91,231)	(36,422)	(15,963)
Consultancy fees	(14,940)	(2,637)	(975)
Contractors	(6,158)	(1,761)	(2,509)
Rent and property utilities	(8,755)	(5,381)	(3,157)
Legal fees	(3,065)	(6,150)	(709)
Employee share scheme	(2,668)	(10,697)	—
Raw material and consumables	(25,397)	(11,106)	(5,717)
Marketing	(4,141)	(1,922)	(599)
Recruitment fees	(1,277)	(1,357)	(1,620)
Travel expenses, meals, and accommodation	(7,279)	(2,053)	(3,643)
Subscriptions	(13,916)	(5,556)	(2,456)
Insurance fees	(2,414)	(638)	(384)
Fees payable to the Company’s auditors for the current year audit of the Company’s annual accounts	(4,914)	(1,404)	—
Fees payable to the Company’s auditors for the prior year audits of the Company’s annual accounts	(50)	(2,075)	(440)
Fees payable to the Company’s auditors for other services	—	(312)	(172)
Other	(17,569)	(6,221)	(3,939)
Total cost of administrative, research and development and impairment expenses	(252,625)	(107,212)	(53,189)

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
20. INCOME AND EXPENSES

An amount of USD 5,274,517 (December 31, 2020: USD 3,749,156, December 31, 2019: USD 1,167,586) of depreciation has been capitalized as it formed part of the costs directly attributable to assets under construction. The line item others includes training fees of USD 1,367,682 (2020: USD 349,387 and 2019: USD 254,966), accounting fees of USD 1,482,394 (2020: USD 761,224 and 2019: USD 330,850), freight costs of USD 2,310,486 (2020: USD 798,582 and 2019: USD 393,233), and various other expense categories. The consultancy fees mainly reflect costs for the purchase of outside services which complement our in-house knowledge in further developing our products. In the prior year consultancy fees and raw material and consumables were presented gross and in the current year those line items are presented net of the costs that are eligible for capitalization. The prior year figures have been adjusted accordingly to enhance comparability. In 2021 consultancy fees amounting to USD 29,131,225 were capitalized (2020: USD 10,745,051 and 2019: USD 4,114,715).
21. FINANCIAL INCOME/EXPENSE

In thousands of USD	Note	December 31, 2021	December 31, 2020	December 31, 2019
Finance income
Change in fair value of warrants	16	122,299	—	—
Change in fair value of embedded derivatives	15	33,900	—	—
Interest receivable on RSP loans calculated using effective interest rate		12,760	2,963	—
Other interest		204	137	57
Reversal of difference between fair value and nominal value of loans repaid		1,906	—	—
Foreign exchange differences		3,732	—	—
Total finance income		174,801	3,100	57
Finance cost
Bank charges		(336)	(341)	(179)
Other interest		(324)	(171)	—
Interest payable on convertible notes calculated using effective interest rate, net of capitalized borrowing costs		(2,785)	—	—
Interest on leases		(9,852)	(5,429)	(2,881)
Foreign exchange differences		—	(663)	(561)
Loss on re-estimate of timing of cash flows of RSP loans		(1,745)	—	—
Loss on refinancing of RSP loans		(4,292)	—	—
Impairment of RSP loans	9A	(13,117)	—	—
Other		(87)	—	(1)
Total finance cost		(32,538)	(6,604)	(3,622)

On September 30, 2021, the Group signed new loan agreements with certain employees of the Group, to re-finance the RSP loans that were expiring in Q4 2021.

The refinancing was treated as an extinction of the existing instruments and an inception of new ones. The carrying amount of the loans that has been de-recognized amounted to USD 37,578,946 and the fair value of the new loans granted amounted USD 33,287,041. The net impact amounts to USD 4,292,000 and it presented in Finance cost.

As already described in the significant accounting policies, Management has reassessed the timing of cash flows of the RSP loans. It is now assumed that with a probability of 20% the loans will be redeemed at the end of 2023, with a probability of 20% at the end of 2024, with a probability of 30% at the end of 2025, and with a probability of 30% their redemption is expected to occur at the end of 2026.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
The reassessment of the timing of cash flows was treated as a modification of the existing instrument. The impact of the re-estimate was a loss of USD 1,745,322 and was presented in finance cost.

As of December 31, 2021, the Group assessed that the credit risk related to the RSP loans has increased due to the decrease of the share price which was considered a decrease in the quality of the collateral related to the loans. The Group estimated that a refinancing will be needed for the loans contractually maturing in 2022 to meet the ability of the employees to repay the loans. An expected credit loss of USD 13,117,000 was recognized in Finance cost as of December 31, 2021.

22. LISTING EXPENSE

On November 18, 2020 the Business Combination Agreement (or Merger Agreement) was executed between CIIG and Arrival. As a result of the completion of the business combination, the shareholders of CIIG exchanged their shares in CIIG for shares in Arrival on March 24, 2021. Additionally, warrants issued by CIIG to its shareholders were cancelled and re-issued by Arrival. As a result of this arrangement, CIIG was merged with Arrival with Arrival being the listed entity. CIIG pre-acquisition by Arrival did not have any operations and did not meet the definition of Business and hence the transaction was accounted an equity transaction in accordance with IFRS 2 “Share based Payments”.

In accordance with the guidance provided by the IFRS Interpretations Committee in March 2013, management identified the difference between the fair value of the shares deemed to have been issued by Arrival and the fair value of the identifiable net assets of CIIG and warrants transferred have been recorded as a Listing expense as a part of the Operating expenses in the Consolidated statement of profit or (loss).

The fair value of the issued shares was determined by multiplying the share price as of the date of the transaction with the shares issued. The warrants issued consisted of private and public warrants. The fair value of the public warrants were determined on the opening quoted price subsequent to the listing. The fair value of the private warrants was determined using a Black Scholes model (please see note 3)

In thousands of USD	2021
Listing expenses
Reverse merger impact in the consolidated statement of profit or (loss) due to IFRS 2 accounting treatment
Fair value of shares issued	1,591,090
Fair Value of Warrants transferred	208,586
Total value of consideration	1,799,676
Less
Fair Value of net asset received	(631,161)
Total reverse merger impact in the consolidated statement of profit or (loss) due to IFRS 2 accounting treatment	1,168,515
Other expenses directly linked to the listing expense**	19,820
Total listing expense	1,188,335
**Additionally, the company had incurred additional costs of USD 19,820,009 in relation to the SPAC transaction and reverse merger which has been presented as a part of the Listing expense.

23. SHARE BASED PAYMENTS

A.SOPs and RSPs

On October 2, 2020, Management formally communicated the terms and conditions of the SOP and RSP share schemes to all employees and non-employees that were eligible to participate. The Wider Group Employees provided their acceptance to participate in the scheme by accepting the offer provided and where necessary signed the relevant documentation.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
23 SHARE BASED PAYMENTS (continued)

RSPs

As indicated in note 13B, on October 8, 2020, Arrival Luxembourg S.à r.l. adopted the RSP under which certain of the Wider Group Employees have been granted the opportunity to acquire ordinary shares subject to the terms of the RSP and the restricted share agreement. These shares were acquired by the eligible employees and they are held in a nominee account until the vesting and non-vesting conditions are met.

As per the restricted share agreement, the holders of these shares are restricted from trading these shares until the following conditions are met: a) 50% of the share acquired can be traded on the first anniversary of the participant's start date, b) 25% of the shares acquired are subject to a production rate milestone and c) 25% of the share acquired are subject to a contribution milestone. All the service conditions are met and all RSP shares are fully vested.

SOPs

On October 26, 2020, Arrival Luxembourg S.à r.l. entered into the Arrival Share Option Plan 2020 Option Deed. By this Option Deed, each of the SOP participants were granted options under the Arrival Option Plan over an aggregate of 26,899,662 shares with an exercise price of USD 3.91 (EUR 3.41).

As per the SOP share plan, participants are granted options which have the following vesting conditions: a) 50% of share options granted vest on the first anniversary of the participant's start date, b) 25% of the share options vest subject to a production rate milestone and c) 25% of the share options vest subject to a contribution milestone.

In addition, the employee participating in the share option scheme must be an employee of the Group at the time a vesting condition has been met.

As of March 23, 2021 the SOP scheme has been modified in order to reflect the changes in the Group structure. Participants of the SOP scheme will now receive shares of the Company when exercising their options and not shares of Arrival Luxembourg S.à r.l. All other terms and conditions of the SOP program remained the same. An analysis of the impact of this change has been made and it has been concluded that there is no impact as the value of the scheme prior to the change and immediately after the change is the same. The share options held by the employees have been converted at the same ratio as with all other shareholders as described in note 13A.

In August 2021, the Company decided to change the currency of the strike price of the SOP scheme from EUR to USD. As per IFRS 2 rules, the impact of the modification has resulted in a change to the Fair Value of the Scheme of USD 170,203. During the year an amount of USD 46,624 has been recognized to the statement of profit or (loss). The new strike price was set at USD 7.19

The total SOP charge for the year amounted to USD 4,737,032 (2020: USD 28,384,809) which has been recognized based on the vesting conditions mentioned above and the estimation made by management as to when these options will be vested. An amount of USD 2,213,771 (2020: USD 10,696,922) is represented in the statement of profit or (loss) and an amount of USD 2,523,260 (2020: USD 17,687,887) was capitalized as this cost relates to employees which worked on development projects in accordance with IAS 38 (see note 25).

The service condition (one year of employment) has been met by all participants. Grant date fair value is expensed over the vesting conditions. The production rate milestone will be met when in a calendar month, a microfactory that has been fully operational and has achieved the set target of production. Similarly, the contribution milestone will be met when the target sales for the relevant vehicles produced by a microfactory on a calendar month are achieved.

Management had updated the estimate on the employee forfeiture rate from 13.75% to 17%. This resulted in total impact of USD 412,805 on the grant date fair value and a cumulative catch up of prior year cost of USD 246,520.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
23 SHARE BASED PAYMENTS (continued)
Management have also updated its milestones for achievement of production and contribution milestone from July 2022 to October 2023 and November 2024 respectively. This resulted in accounting for the grant date fair value for a longer period than initially estimated.

The awards granted under the SOP carry no dividend or voting rights.

In thousands	Currency	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
		2021	2021	2020	2020
Outstanding at the beginning of the year	USD	4.03	26,890		—
Granted during the year	USD		—	3.91	26,890
Adjustment on the number of options*			(11,877)		—
Exercised during the year	USD	7.195	(204)		—
Expired during the year			—		—
Forfeited during the year	USD	7.195	(926)		—
Outstanding at the end of the year			13,883		26,890
Exercisable at the end of the year			7,284

* Following the reverse merger, the options of the employees of the Group to acquire shares of Arrival Luxembourg
S.à r.l.have been transferred to Arrival. As mentioned in note 13, due to the difference of the nominal value of the shares and to facilitate the reverse merge transaction, the options, similarly as with the shares exchanged, have been adjusted by applying a ratio of 55.8%.

Share option outstanding at the end of the year have the following expiry dates and exercise prices:

Grant date	Expiry date	Exercise price		Share options December 31, 2021	Share options December 31, 2020
		2021	2020
October 2020	October 2030	8.51	3.91	13,883	26,890

Fair value of the SOPs granted

The assessed fair value at the grant date of awards granted during 2020 was USD 58,621,909. The fair value at grant date is independently determined using Black Scholes Option Pricing Methodology (“BSOPM”). The BSOPM was used to apportion the total equity value between the different classes of securities within the Company’s capital structure. This apportionment captures the current value of each security class with reference to its expected value at a future exit date under different scenarios. The total equity value at the at grant date was estimated by back solving the BSOPM for the price paid by the preferred A shareholders which have subscribed to the share capital of the Company few days before to the share capital of the Company (see note 13), with relevant adjustments for the differences in terms between the ordinary shares and the SOP shares. By determining the total equity value, the expected exercise dates of the various tranches of the SOP and RSP have been incorporated into the BSOPM to derive the estimated value of the options issued.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
23 SHARE BASED PAYMENTS (continued)
The model inputs for options granted in 2020 included:

Input	IPO	Delayed exit	Justification
Valuation date	October 2, 2020	October 2, 2020	This is the date that the option scheme was communicated to the employees and the date that management has made an estimation of the valuation of the scheme. Given the short time elapsed between the valuation date and the date that the actual agreements were signed management does not consider there to be any material change in value across the valuation date and the date the agreements have been signed (grant date).
Risk free rate	0%	0%
Risk free rates are taken from yields on UK government bonds for corresponding periods to the exit dates for each valuation event. Rates are linearly interpolated from yields for bonds with the closest available maturities. Where negative, rates have been capped at 0%.

Dividend yield	—	—	No dividend is anticipated to be paid prior to an exit event. SOPs are not entitled to dividends but RSPs are.
Expected volatility	146%	102%	Based on the average observed volatility in the equity value of listed comparable companies over a historic period commensurate with the expected exit date
Expected exit event	January 31, 2021	January 1, 2022	Estimation as to when the exit event will occur
Scenario weighting	75%	25%	This is the expected likelihood of the different exit routes as at the grant dates. We have assumed a one-year delay if the exit does not occur in early 2021.

Fair value modification of the SOPs plan

As described in the note above, the currency of the plan has been amended from EUR to USD. In order to determine the impact of the change a fair value calculation has been performed just before the change and right after the change. The EUR strike price before modification was EUR 6.11 and after modification was USD 7.19.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019
23 SHARE BASED PAYMENTS (continued)
The following inputs have been included in determining the fair values:

Input	Pre-Modification			Post-Modification
	Time-vesting SOP	Production milestone	Contribution milestone	Time-vesting SOP	Production milestone	Contribution milestone
Valuation date	August 27, 2021	August 27, 2021	August 27, 2021	August 27, 2021	August 27, 2021	August 27, 2021
Share price (USD)	11.13	11.13	11.13	11.13	11.13	11.13
FX rate EUR/USD	0.85	0.85	0.85	n.a	n.a	n.a
Share price (EUR)	9.47	9.47	9.47	n.a	n.a	n.a
US risk free rate	—%	—%	—%	0.05%	0.12%	0.16%
Germany risk free rate	(0.68)%	(0.69)%	(0.70)%	—%	—%	—%
Dividend yield	—%	—%	—%	—%	—%	—%
Expected volatility	70%	120%	119%	70%	120%	119%
Expected exit event*	November 14, 2021	December 31, 2022	March 31, 2023	November 14, 2021	December 31, 2022	March 31, 2023
*Expected exit event is the estimated date that Arrival's employees could trade their options and/or the date that their options vest.

B.RSUs

During 2021, 50,000 new Restricted Share Units (“RSU”) have been issued to the Non-Executive Directors of the Company. The RSUs have a vesting schedule of 25% every 6 months as from March 24, 2021 for no cash consideration. The grant date of the scheme is July 22, 2021, on that date all terms and conditions have been formally communicated and agreements have been signed by the Directors and the Company. The total fair value of the scheme as of the grant date amounted to USD 707,577. During the year an amount of USD 434,053 has been charged to the statement of profit or (loss) in regards to this Scheme. As of December 31, 2021, the number of RSU outstanding amounted to 37,500.

Fair value of the RSUs

The RSUs comprise shares in Arrival subject to service and non-market performance conditions. As per IFRS 2, these conditions were not considered in the valuation of this scheme and thus the fair value has been based on the Arrival close price (USD 13.81) on the valuation date.

24. RELATED PARTY TRANSACTIONS

The Group’s related parties include its ultimate parent company Kinetik, key management personnel and any subsidiaries or entities under the significant influence of Kinetik. Transactions between Group entities which have been eliminated on consolidation are not disclosed.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

24. RELATED PARTY TRANSACTIONS (continued)
The following transactions were carried out with related parties:

In thousands of USD	Transactions for the year			Balance outstanding
Related party	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020
K Cybernation S.à r.l.	—	—	(3,691)	—	—
K Robolife S.à r.l.	—	—	(73,491)	—	—
Remy Robotics LLC	—	36	40	—	—
Hyundai Kia	555	80	—	283	—
Hyundai Mobis	(898)	—	—	—	—
Charge Cars Ltd	(958)	—	—	—	—
Kinetik S.à r.l.	—	(27,481)	(168,935)	—	—

As described in note 13, in 2020, Kinetik has contributed part of the shares it owned in Arrival Luxembourg S.à r.l. to Arrival Luxembourg S.à r.l. having a total nominal value of USD 13,724,000 as well as contributing USD 68,000 to the share premium of the Company without the issuance of any shares. During 2020, Kinetik provided loans to Arrival Luxembourg S.à r.l. for a total amount of USD 28,108,596 (see note 15).

Services provided to Charge Cars Ltd have been written off to the consolidated statement of profit or loss. Management is currently working with Charge Cars on a transfer pricing arrangement for the services and this would include services provided in 2021 and is expected to be finalised in 2022.

The related party transactions relate mainly to acquisition of fixed assets, acquisition of entities, contributions from the ultimate business owner and consulting services.

In thousands of USD	Transactions for the year
Key Management personnel	December 31, 2021	December 31, 2020	December 31, 2019
Wages and salaries	2,666	3,369	3,250
Social contributions	1,980	383	628
Other benefits	—	55	1
Bonus and other earnings	16,287	—	38
RSP loans	—	15,714	—
SOP expense	474	3,603	—
The analysis provided in the table above includes the compensation paid to Tim Holbrow until August 2021. Tim Holbrow was acting as interim Group CFO and at the end of August he stepped down and he was replaced by John Wozniak.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

24. RELATED PARTY TRANSACTIONS (continued)
In October 2020, the Group has provided loans to the following executives:

Name	Nominal Amount	Fair value of December 31, 2020 (see note 10A iii)
In thousands of USD
Tim Holbrow	736	523
Avinash Rugoobur	3,681	2,614
Mike Ableson	1,841	1,200
Daniel Chin	1,227	870
Total	7,485	5,207

The loans had been fully settled through a one-time discretionary bonus on March 18, 2021, prior to the reverse merger transaction. They were no outstanding loans since the listing of the Company by any executive director of the Company (see Item 7 - related party loans).

25. PERSONNEL

The total gross personnel cost for the year ended December 31, 2021 amounted to USD 225,457,766 (2020: USD 126,134,443, 2019: USD 48,903,173). Certain directly attributable wages and salaries are capitalized as part of the costs of the development projects of Arrival vehicle programmes. The amount capitalized amounted to USD 131,559,431 (2020: USD 79,015,683, 2019: USD 32,939,816). Of these amounts capitalized during 2021 an amount of USD 2,523,260 (2020: USD 17,687,887, 2019: nil), relates to the fair value of the SOP where this cost relates to employees which work on the development projects in accordance with IAS 38.

The above-mentioned amounts include social security cost of USD 18,628,209 (2020: USD 8,960,364, 2019: USD 3,854,266) and post-employment benefit contributions made by the Group following local regulation in each of the jurisdictions of USD 4,735,444 (2020: USD 2,172,418, 2019: USD 883,246).

26. CLAIMS AND LITIGATIONS

From time to time, Arrival may become involved in additional legal proceedings arising in the ordinary course of its business.

On December 22, 2021, plaintiffs Bruce Schmutter and Dean Samet, purported Arrival stockholders, filed a putative class action complaint against Arrival, Denis Sverdlov, Tim Holbrow, Michael Ableson, and Avinash Rugoobur in the U.S. District Court for the Southern District of New York captioned Schmutter, et al. v. Arrival S.A., et al. (1:21-11016-NRB). Plaintiffs asserted claims on behalf of all persons and entities that purchased or otherwise acquired Arrival common stock between November 18, 2020 and November 19, 2021 under Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleged that defendants made false and/or misleading statements or omissions concerning Arrival’s operations, financial performance, and future growth prospects and profitability. On March 7, 2022, plaintiffs filed a notice of voluntary dismissal of the Schmutter action.

On January 11, 2022, plaintiff Miguel Sanchez filed a putative class action complaint against Arrival, Denis Sverdlov, Tim Holbrow, Michael Ableson, and Avinash Rugoobur in the United States District Court for the Eastern District of New York captioned Sanchez v. Arrival S.A., et al. (1:22-cv-00172) asserting substantially the same claims and allegations as those asserted in the Schmutter complaint. On February 22, 2022, a number of purported Arrival shareholders filed motions for appointment as lead plaintiff in the Sanchez action. On April 15, 2022, the court appointed Mostaco Corp. as lead plaintiff in that action.

On April 8, 2022, another purported Arrival shareholder, Alexandre Lioubinine, filed a putative class action complaint in the Supreme Court of the State of New York captioned Lioubinine v. Arrival, et. al. (651783/2022). The complaint asserts claims against Arrival and certain of its executives and members of the board of directors under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The complaint alleges that Arrival’s Registration Statement on Form F-4 filed with the SEC on December 15, 2020, as amended on January 21, February 16, and February 25, 2021, and declared effective on

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

26. CLAIMS AND LITIGATIONS (continued)
February 26, 2021 (the “Registration Statement”) contained material misstatements and omissions concerning the Company’s operations, financial performance, and future growth prospects and profitability. Lioubinine purports to assert his claims on behalf of all persons and entities who purchased or otherwise acquired Arrival ordinary shares pursuant or traceable to the Registration Statement.

As the cases are still in their early stages, it is not possible to determine the likelihood of success on the merits or any potential liability. Arrival intends to vigorously defend the actions.

27. COMMITMENTS

The Group as of December 31, 2021 had USD 24,546,321 (2020: USD 4,424,551) of capital commitments towards the purchase of property plant and equipment and intangible assets.

28. SUBSEQUENT EVENTS

On February 24, 2022, Russia launched a full-scale invasion of Ukraine. As a result of the invasion, and ongoing war in Ukraine, the EU, EU Member States, Canada, Japan, the United Kingdom and the United States, among others, have implemented and continue to implement coordinated sanctions and export-control measures against Russia and Belarus. The United States and the United Kingdom have also implemented bans on importing Russian oil. In response, Russia has instituted counter-sanctions, which include export bans, divestment restrictions and the nationalization of the property of foreign organizations. The uncertain nature, magnitude and duration of Russia’s war in Ukraine and actions taken by Western and other states and multinational organizations in response thereto, including, amongst other things, the potential effects of sanctions, export-control measures, travel bans and asset seizures, as well as Russian retaliatory actions, including, amongst other things, restrictions on oil and gas exports, expropriation and cyber-attacks, on the world economy and markets, have contributed to increased market volatility and uncertainty. Such geopolitical risks may have a material adverse impact on macroeconomic factors which affect Arrival’s business, prospects, financial condition and operating results. Arrival has expended time and resource in relocating employees and data from Russia to other jurisdictions to ensure the operations of the Group will not be materially affected (see note 2 - going concern).

On January 24, 2022, Arrival has granted Restricted Stock Units ("RSUs") to all employees and non-employees that were eligible to participate. The total number of RSUs granted amounted to 3,495,662 shares. As per the Company's Incentive Plan, participants are granted the RSUs which have the following vesting conditions: a) 50% of shares granted vest at the later of (i) March 31, 2022 or (ii) the last day of the month during which a participant has completed twelve months of continuous services with Arrival, b) 25% of the shares vest subject to a production rate milestone and c) 25% of the shares vest subject to a contribution milestone.

For updates on litigation matters, please refer to note 26, Claims and Litigations.